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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 31, 2008
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	☐	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	✓

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478 AND 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•
Press Release dated July 31, 2008.

•
Interim Report to Shareholders for the six months ended June 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: July 31, 2008	By:	/s/ ALISON T. LOVE Alison T. Love Vice President & Corporate Secretary

NEWS RELEASE

ENBRIDGE REPORTS ANOTHER SOLID QUARTER AND A SIGNIFICANT GAIN ON THE SALE OF CLH

HIGHLIGHTS

•	Second quarter earnings increased 349% to $658 million
•	Second quarter adjusted operating earnings increased 15% to $150 million
•	Six month earnings increased 143% to $909 million
•	Six month adjusted operating earnings increased 8% to $388 million
•	Investment in Compañia Logística de Hidrocarburos CLH, S.A. sold for $1.38 billion
•	Trailbreaker Project launched to access the U.S. Gulf Coast as well as Eastern Canadian and U.S. East Coast refineries
•	Waupisoo Pipeline completed and ready to receive volumes

CALGARY, Alberta, July 31, 2008 – "Strong earnings for the first half of 2008 exceeded our expectations and reflected favourable performance from our Liquids Pipelines and Gas Distribution and Services businesses as well as impressive results from our U.S. affiliate, Enbridge Energy Partners," said Patrick D. Daniel, President and Chief Executive Officer. "This performance causes us to increase our previously communicated 2008 guidance range from $1.80 to $1.90 adjusted operating earnings per share to $1.85 to $1.95 adjusted operating earnings per share and leaves us well positioned to meet our medium-term target of 10% average annual earnings per share growth over the 2008 to 2011 period.

We expect earnings per share growth to accelerate as new projects come into service. During the second quarter of 2008, the Waupisoo Pipeline, which brings oil sands sourced crude oil to the Edmonton, Alberta area, was completed and started contributing to earnings one month ahead of schedule. We are also on track to complete the Ontario Wind Project later this year. The Light Crude Capacity Expansion Program component of the Southern Lights Project is on schedule for completion by the end of 2008 and our Line 4 Extension Project and the final phase of Southern Access Expansion are on schedule for completion in early 2009. In 2010, projects expected to come into service include the Alberta Clipper project, which is a further expansion of the Enbridge System, and our innovative Southern Lights Pipeline, which will bring diluent from Chicago to the Edmonton area.

We are very pleased with the results of the sale of our 25% interest in CLH. The transaction brought in $1.38 billion in proceeds which will be redeployed towards the Company's extensive slate of pipeline projects in Canada and the United States. The Company realized a gain of $556 million on the sale which, together with previous dividends, translates to an overall average annual return on our investment of 20%."

Mr. Daniel concluded, "Currently, our focus is continued efficient operation of our core businesses while diligently advancing our construction projects, which will generate new and sustainable sources of earnings over the years to come. We are also focused on configuring our system to maximize flexibility and meet the growth needs of shippers, including placing high priority on developing the timely and cost effective market access to the U.S. Gulf Coast."

On July 30, 2008, the Enbridge Board of Directors declared quarterly dividends of $0.33 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2008 to shareholders of record on August 15, 2008.

Forward Looking Information
This news release contains forward looking information. Significant related assumptions and risk factors are described under the Forward Looking Information section of this news release.

CONSOLIDATED EARNINGS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Liquids Pipelines	76.3	65.8	152.4	134.7
Gas Pipelines	8.9	13.4	27.1	39.1
Sponsored Investments	22.0	33.4	53.1	51.2
Gas Distribution and Services	(15.7)	23.0	138.1	132.1
International	577.9	24.0	594.2	46.0
Corporate	(11.7)	(13.1)	(55.9)	(29.6)

Earnings Applicable to Common Shareholders	657.7	146.5	909.0	373.5

Earnings per Common Share	1.83	0.41	2.53	1.06

Earnings applicable to common shareholders were $657.7 million for the three months ended June 30, 2008, or $1.83 per share, compared with $146.5 million, or $0.41 per share for the six months ended June 30, 2007. The $511.2 million increase reflected a $556.1 million after-tax gain on the sale of the Company's interest in Compañia Logística de Hidrocarburos CLH, S.A. (CLH) and favourable operating performance as discussed below, partially offset by unrealized fair value losses on derivative financial instruments in Energy Services. Earnings for the three months ended June 30, 2007 included an $11.8 million dilution gain resulting from Enbridge Energy Partners (EEP) issuing partnership units during the quarter.

Earnings applicable to common shareholders were $909.0 million for the six months ended June 30, 2008, or $2.53 per share, compared with $373.5 million, or $1.06 per share, for the same period in 2007. The increase in earnings resulted from similar factors as for the three month results; however, earnings for the six month period ended June 30, 2008 also reflected the recognition of a $32.2 million income tax charge as a result of an unfavourable court decision related to previously owned U.S. pipeline assets.

NON-GAAP MEASURES

This news release contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. The non-operating factors are reconciled and discussed in the Financial Results sections for the business segments. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance of the Company. Also, the Company's dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is not considered a GAAP measure; therefore, this measure may not be comparable with a similar measure presented by other issuers.

ADJUSTED OPERATING EARNINGS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Liquids Pipelines	76.3	65.8	152.4	134.7
Gas Pipelines	11.2	13.4	26.6	33.8
Sponsored Investments	26.1	21.5	50.1	41.3
Gas Distribution and Services	28.6	17.9	149.8	132.7
International	19.0	24.0	38.1	46.0
Corporate	(11.7)	(13.1)	(28.6)	(29.6)

Adjusted Operating Earnings	149.5	129.5	388.4	358.9

Adjusted Operating Earnings per Common Share	0.42	0.36	1.08	1.01

2      -      2ND QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

Adjusted operating earnings were $149.5 million, or $0.42 per share, for the three months ended June 30, 2008, compared with $129.5 million, or $0.36 per share, for the three months ended June 30, 2007 and $388.4 million, or $1.08 per share, for the six months ended June 30, 2008, compared with $358.9 million, or $1.02 per share, for the six months ended June 30, 2007.

The increase in adjusted operating earnings in both the three and six month periods was largely due to the following factors.

•
Allowance for equity funds used during construction (AEDC) on Southern Lights Pipeline and, within Enbridge System, on both Southern Access Mainline Expansion and Alberta Clipper Project.
•
Improved earnings in Energy Services resulting from market conditions which enabled higher margins to be captured on storage and transportation contracts as well as increased transportation and storage volumes.
•
Increase in Aux Sable earnings due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.
•
Record performance from EEP.

These increases were partially offset by the impact of a weaker U.S. dollar on U.S.-based operations.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company's significant growth period and will be collected in tolls once the pipelines are in service.

The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments. The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the Canadian GAAP volatility caused by exchange rate differences. During the six months ended June 30, 2008, the Company settled foreign currency denominated cash distributions and associated hedge transactions resulting in $9.0 million (2007 – $6.7 million) in incremental after-tax cash flows, which were not included in reported earnings.

LIQUIDS PIPELINES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge System	49.8	45.1	101.5	94.2
Athabasca System	15.4	13.0	28.8	26.6
Olympic Pipeline	2.4	1.5	4.8	5.2
Spearhead Pipeline	2.2	3.1	5.4	4.4
Southern Lights Pipeline	4.2	1.3	8.9	1.3
Feeder Pipelines and Other	2.3	1.8	3.0	3.0

Earnings	76.3	65.8	152.4	134.7

•
Enbridge System earnings increased primarily due to the AEDC on both Southern Access Mainline Expansion (Phase 2) and Alberta Clipper Project.
•
The increase in Athabasca System earnings reflected the initial month of tolls collected on Waupisoo Pipeline during the quarter.
•
Olympic Pipeline earnings decreased in the six month period due to planned maintenance in the first quarter of 2008. Second quarter results reflected higher throughputs and higher average tolls.
•
Spearhead Pipeline year-to-date earnings increased compared with the prior year as a result of higher throughputs. In the second quarter of 2008, lower uncommitted volumes reduced earnings.
•
Southern Lights Pipeline earnings reflected AEDC recognized while the project is under construction.

ENBRIDGE INC.      -      2ND QUARTER 2008 NEWS RELEASE      -      3

GAS PIPELINES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Alliance Pipeline US	5.9	7.3	11.9	14.8
Vector Pipeline	3.0	3.1	7.0	6.9
Enbridge Offshore Pipelines (Offshore)	2.3	3.0	7.7	12.1

Adjusted Operating Earnings	11.2	13.4	26.6	33.8

Alliance Pipeline US shipper claim settlement	–	–	2.8	–
Offshore property insurance recovery from 2005 hurricanes	–	–	–	5.3
Offshore repair costs from 2005 hurricanes	(2.3)	–	(2.3)	–

Earnings	8.9	13.4	27.1	39.1

•
Alliance Pipeline US adjusted operating earnings decreased as a result of a depreciating rate base and the weaker U.S. dollar.
•
Offshore adjusted operating earnings decreased as a result of continuing natural production declines and the effect of the weaker U.S. dollar partially offset by higher stand-by fees on the Neptune oil and gas pipelines as well as contributions from Atlantis platform volumes. Also, earnings for the six months ended June 30, 2007 included $6.0 million from business interruption policies related to lost revenue in 2005 and 2006 as a result of the 2005 hurricanes. A smaller final insurance claim settlement is expected later in 2008.

Gas Pipelines earnings were impacted by the following non-operating adjusting items:

•
In the first quarter of 2008, Alliance Pipeline US received $2.8 million in proceeds from the settlement of a claim against a former shipper which repudiated its capacity commitment.
•
Earnings from Offshore included $2.3 million for additional repair costs related to the 2005 hurricanes, while earnings for the six months ended June 30, 2007 included insurance proceeds of $5.3 million related to the replacement of damaged infrastructure as a result of the 2005 hurricanes.

SPONSORED INVESTMENTS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge Energy Partners (EEP)	15.0	11.8	28.7	22.0
Enbridge Income Fund (EIF)	11.1	9.7	21.4	19.3

Adjusted Operating Earnings	26.1	21.5	50.1	41.3

Dilution gain on EEP Class A unit issuance	–	11.8	4.5	11.8
EEP unrealized derivative fair value losses/(gains)	(4.1)	0.4	(2.8)	(1.6)
EIF – Alliance Canada shipper claim settlement	–	–	1.3	–
EIF – revalue future income taxes due to tax rate changes	–	(0.3)	–	(0.3)

Earnings	22.0	33.4	53.1	51.2

•
EEP adjusted operating earnings increased from $11.8 million to $15.0 million for the three months ended June 30, 2008 and from $22.0 million to $28.7 million for the six months ended June 30, 2008 as a result of higher incentive income and record earnings at EEP due to higher gas and crude oil delivery volumes, tariff surcharges for recent expansions and improved unit margins in natural gas due to expanded facilities, partially offset by the weaker U.S. dollar.
•
Enbridge Income Fund adjusted operating earnings for the three months ended June 30, 2008 reflected a 7.5% increase in the monthly distributions received from the Fund as well as a one-time special distribution of $0.024 per unit.

4      -      2ND QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

Sponsored Investments earnings were impacted by the following non-operating adjusting items:

•
Earnings in the second quarter of 2007 and the first quarter of 2008 include dilution gains because Enbridge did not full participate in EEP Class A unit offerings. Enbridge's ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008.
•
Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.
•
Earnings from EIF for the six months ended June 30, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

GAS DISTRIBUTION AND SERVICES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge Gas Distribution (EGD)	10.9	7.8	95.6	92.6
Noverco	0.2	(1.0)	16.0	16.0
Enbridge Gas New Brunswick	3.5	3.1	6.7	5.9
Other Gas Distribution	0.5	0.8	6.2	6.1
Energy Services	4.1	2.1	13.5	5.0
Aux Sable	10.0	2.4	13.4	2.9
Other	(0.6)	2.7	(1.6)	4.2

Adjusted Operating Earnings	28.6	17.9	149.8	132.7

(Warmer)/colder than normal weather affecting EGD[1]	(3.8)	9.8	9.9	11.2
Energy Services unrealized derivative fair value losses	(35.2)	(0.2)	(35.2)	(4.5)
Aux Sable unrealized derivative fair value (losses)/gains	(5.3)	(8.3)	13.6	(11.1)
Revalue future income taxes due to tax rate changes	–	3.8	–	3.8

Earnings	(15.7)	23.0	138.1	132.1

1
The OEB's July 5, 2007 decision changed the method of calculating forecast weather, retroactive to January 1, 2007. The impact of the new method was reflected in the second quarter 2007 calculation of colder than normal weather.
•
EGD's adjusted operating earnings were $10.9 million (2007 – $7.8 million) for the three months ended June 30, 2008, while earnings for the six months ended June 30, 2008 were $95.6 million (2007 – $92.6 million). Under Incentive Regulation, as initially reflected in results for the first quarter of 2008, EGD's fixed charge per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify the quarterly earnings profile, but do not materially affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters. This change reduced year-to-date earnings, primarily in the first quarter; however, the decrease was more than offset by customer growth, lower tax rates and lower operating costs.
•
Energy Services adjusted operating earnings increased due to higher margins captured on storage and transportation contracts as well as increased transportation and storage volumes in Tidal Energy.
•
Aux Sable adjusted operating earnings increased from $2.9 million for the six months ended June 30, 2007 to $13.4 million for the six months ended June 30, 2008 due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.
•
Other incurred a loss of $1.6 million for the six months ended June 30, 2008, compared with earnings of $4.2 million for the six months ended June 30, 2007. The earnings decrease was substantially a result of lower earnings from CustomerWorks which reflected the April 2007 transition of customer care services related to EGD to a third party service provider pursuant to an Ontario Energy Board (OEB) recommendation.

Gas Distribution and Services earnings were impacted by the following non-operating adjusting items:

•
Energy Services earnings in 2008 reflected unrealized fair value losses on derivative instruments. These non-cash losses resulted from outstanding storage transactions in Tidal Energy that were negatively impacted by rising crude oil prices. These non-cash losses arise due to the revaluation of financial

ENBRIDGE INC.      -      2ND QUARTER 2008 NEWS RELEASE      -      5

  derivatives used to "lock-in" the profitability of transportation and storage transactions at Tidal Energy. At the end of each period, the financial derivatives are revalued and the corresponding change in fair value is booked to income; however, the offsetting change in value of the underlying physical crude oil inventory is not revalued. As a result, non-cash losses may be recognized in periods of rising oil prices and profitability will be deferred until the original transaction settles.

•
Aux Sable year-to-date earnings reflected unrealized fair value gains on derivative financial instruments. These financial instruments are used to mitigate the uncertainty of the Company's share of the contingent upside sharing mechanism, which allows Aux Sable to share in natural gas processing margins in excess of certain thresholds.

INTERNATIONAL

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

CLH	12.7	16.7	24.7	31.2
OCENSA/CITCol	8.0	8.1	16.3	16.4
Other	(1.7)	(0.8)	(2.9)	(1.6)

Adjusted Operating Earnings	19.0	24.0	38.1	46.0

Gain on sale of investment in CLH	556.1	–	556.1	–
CLH derivative fair value gains	2.8	–	–	–

Earnings	577.9	24.0	594.2	46.0

•
The CLH adjusted operating earnings decrease of $4.0 million reflected two and a half months of earnings in the quarter, compared with a full quarter of earnings in 2007, as a result of the sale of CLH on June 17, 2008.

International earnings were impacted by the following non-operating adjusting items:

•
A fair value gain of $2.8 million was recorded in the quarter related to a derivative contract to hedge the changes in the euro on CLH earnings.

CORPORATE

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Corporate	(11.7)	(13.1)	(28.6)	(29.6)

Gain on sale of corporate aircraft	–	–	4.9	–
U.S. pipeline tax decision	–	–	(32.2)	–

Costs	(11.7)	(13.1)	(55.9)	(29.6)

•
Corporate costs before adjusting items were $11.7 million for the three months ended June 30, 2008, compared with $13.1 million for the three months ended June 30, 2007 and $28.6 million for the six months ended June 30, 2008, compared with $29.6 million for the six months ended June 30, 2007. The decrease in adjusted costs for both the three and six months ended was primarily due to decreased interest expense resulting from lower interest rates on short-term debt as well as lower levels of corporate debt, largely related to repayments from the proceeds of the sale of CLH.

Corporate costs were impacted by the following non-operating adjusting items:

•
an unfavourable court decision related to the tax basis of previously owned U.S. pipeline assets which resulted in the recognition of a $32.2 million income tax expense; and
•
a $4.9 million gain on the sale of a corporate aircraft.

6      -      2ND QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

CONFERENCE CALL

Enbridge will hold a conference call on Thursday, July 31, 2008 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the second quarter 2008 results. Analysts, members of the media and other interested parties can access the call at 617-614-3525 or toll-free at 1-800-561-2718 using the access code of 34836785. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours. The webcast replay will be available at toll-free 1-888-286-8010 or 617-801-6888. The access code for the replay is 57912486.

The conference call will begin with a presentation by the Company's Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

The unaudited interim consolidated financial statements and Management's Discussion and Analysis, which contain additional notes and disclosures, are available on the Enbridge website.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,600 people, primarily in Canada, the United States and South America. Enbridge's common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company's website at www.enbridge.com.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide Enbridge Inc. shareholders and potential investors with information about the Company and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this news release and in the Company's other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's

ENBRIDGE INC.      -      2ND QUARTER 2008 NEWS RELEASE      -      7

assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company's behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:

Media	Investment Community
Jennifer Varey (403) 508-6563 E-mail: jennifer.varey@enbridge.com	Vern Yu (403) 231-3946 E-mail: vern.yu@enbridge.com

8      -      2ND QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Earnings Applicable to Common Shareholders
Liquids Pipelines	76.3	65.8	152.4	134.7
Gas Pipelines	8.9	13.4	27.1	39.1
Sponsored Investments	22.0	33.4	53.1	51.2
Gas Distribution and Services	(15.7)	23.0	138.1	132.1
International	577.9	24.0	594.2	46.0
Corporate	(11.7)	(13.1)	(55.9)	(29.6)

	657.7	146.5	909.0	373.5

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	247.9	305.5	705.9	722.4
Cash provided by operating activities	326.4	415.3	1,082.3	1,181.2
Additions to property, plant and equipment	652.8	457.8	1,264.8	901.6
Total Common Share Dividends	122.1	112.9	243.9	225.8
Per Common Share Information
Earnings per Common Share	1.83	0.41	2.53	1.06
Diluted Earnings per Common Share	1.81	0.41	2.51	1.05
Dividends per Common Share	0.3300	0.3075	0.6600	0.6150
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)			358.6	353.6
Diluted Weighted Average Common Shares Outstanding (millions)			361.5	356.7

Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System[1]	1,954	2,074	2,018	2,153
Athabasca System[2]	173	150	177	164
Spearhead Pipeline	109	112	107	101
Olympic Pipeline	302	280	292	281
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,623	1,607	1,654	1,641
Vector Pipeline	1,260	973	1,344	990
Enbridge Offshore Pipelines	1,856	2,105	1,847	2,064
Gas Distribution and Services[3]
Volumes (billion cubic feet per period)	71	77	263	269
Number of active customers (thousands)	1,921	1,876	1,921	1,876
Degree day deficiency[4]
Actual	463	487	2,351	2,395
Forecast based on normal weather	489	499	2,245	2,288

1
Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.

2
Volumes are for the Athabasca mainline only and do not include laterals on the Athabasca System.

3
Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4
Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.      -      2ND QUARTER 2008 NEWS RELEASE      -      9

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Revenues
Commodity sales	3,305.6	2,161.0	6,550.3	4,847.6
Transportation	490.0	482.7	1,089.8	1,085.0
Energy services	75.9	85.0	199.2	154.3

	3,871.5	2,728.7	7,839.3	6,086.9

Expenses
Commodity costs	3,212.9	2,047.0	6,278.4	4,578.8
Operating and administrative	309.8	274.6	600.5	554.9
Depreciation and amortization	157.8	151.9	312.0	299.0

	3,680.5	2,473.5	7,190.9	5,432.7

	191.0	255.2	648.4	654.2
Income from Equity Investments	29.9	36.4	90.2	80.4
Other Investment Income	42.8	67.0	97.0	108.6
Interest Expense	(131.0)	(133.2)	(265.3)	(273.8)
Gain on Sale of Investment in CLH	694.6	–	694.6	–

	827.3	225.4	1,264.9	569.4
Non-Controlling Interests	(9.3)	(19.4)	(26.6)	(25.0)

	818.0	206.0	1,238.3	544.4
Income Taxes	(158.6)	(57.8)	(325.9)	(167.5)

Earnings	659.4	148.2	912.4	376.9
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)

Earnings Applicable to Common Shareholders	657.7	146.5	909.0	373.5

Earnings per Common Share	1.83	0.41	2.53	1.06

Diluted Earnings per Common Share	1.81	0.41	2.51	1.05

10      -      2ND QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars)	2008	2007	2008	2007

Earnings	659.4	148.2	912.4	376.9
Other Comprehensive Income/(Loss)
Change in unrealized gains/(losses) on cash flow hedges, net of tax	7.5	32.3	3.5	41.5
Reclassification to earnings of realized cash flow hedges, net of tax	(7.5)	9.6	(3.1)	16.9
Other comprehensive gain/(loss) from equity investees	(27.4)	5.2	(34.8)	(5.0)
Non-controlling interest in other comprehensive income	12.5	(2.8)	17.8	3.0
Change in foreign currency translation adjustment	(102.3)	(247.9)	70.9	(278.7)
Change in unrealized gains/(losses) on net investment hedges, net of tax	56.1	98.0	(36.2)	100.1

Other Comprehensive Income/(Loss)	(61.1)	(105.6)	18.1	(122.2)

Comprehensive Income	598.3	42.6	930.5	254.7

ENBRIDGE INC.      -      2ND QUARTER 2008 NEWS RELEASE      -      11

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Six months ended June 30,
(unaudited; millions of Canadian dollars)	2008	2007

Preferred Shares	125.0	125.0

Common Shares
Balance at beginning of period	3,026.5	2,416.1
Common shares issued	–	566.4
Dividend reinvestment and share purchase plan	74.2	9.2
Shares issued on exercise of stock options	27.6	18.7

Balance at End of Period	3,128.3	3,010.4

Contributed Surplus
Balance at beginning of period	25.7	18.3
Stock-based compensation	10.1	6.4
Options exercised	(1.9)	(1.0)

Balance at End of Period	33.9	23.7

Retained Earnings
Balance at beginning of period	2,537.3	2,322.7
Earnings applicable to common shareholders	909.0	373.5
Common share dividends	(243.9)	(225.8)
Dividends paid to reciprocal shareholder	7.3	6.7
Cumulative impact of change in accounting policy	–	(47.0)

Balance at End of Period	3,209.7	2,430.1

Accumulated Other Comprehensive Loss
Balance at beginning of period	(285.0)	(135.8)
Other comprehensive income/(loss)	18.1	(122.2)
Cumulative impact of change in accounting policy	–	48.2

Balance at End of Period	(266.9)	(209.8)

Reciprocal Shareholding
Balance at beginning of period	(154.3)	(135.7)
Participation in common shares issued	–	(18.6)

Balance at End of Period	(154.3)	(154.3)

Total Shareholders' Equity	6,075.7	5,225.1

Dividends Paid per Common Share	0.660	0.615

12      -      2ND QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars)	2008	2007	2008	2007

Operating Activities
Earnings	659.4	148.2	912.4	376.9
Depreciation and amortization	157.8	151.9	312.0	299.0
Unrealized losses on derivative instruments	56.1	6.4	21.4	13.5
Equity earnings less than/(in excess of) cash distributions	1.6	(3.2)	(40.8)	(27.9)
Gain on reduction of ownership interest	–	(33.9)	(12.3)	(33.9)
Gain on sale of investment in CLH	(694.6)	–	(694.6)	–
Future income taxes	61.9	5.6	180.0	71.3
Non-controlling interests	9.3	19.4	26.6	25.0
Other	(3.6)	11.1	1.2	(1.5)
Changes in operating assets and liabilities	78.5	109.8	376.4	458.8

	326.4	415.3	1,082.3	1,181.2

Investing Activities
Long-term investments	(1.6)	(14.8)	(6.8)	(15.4)
Sale of investment in CLH	1,369.0	–	1,369.0	–
Settlement of CLH hedges	(47.0)	–	(47.0)	–
Additions to property, plant and equipment	(652.8)	(457.8)	(1,264.8)	(901.6)
Change in construction payable	7.2	45.8	12.5	3.7

	674.8	(426.8)	62.9	(913.3)

Financing Activities
Net change in short-term borrowings and short-term debt	(822.0)	(536.3)	(716.2)	(1,110.4)
Net change in non-recourse short-term debt	3.7	3.9	4.9	7.2
Long-term debt issues	–	693.7	–	1,156.6
Long-term debt repayments	–	–	(100.0)	(534.5)
Non-recourse long-term debt issues	–	–	1.2	14.4
Non-recourse long-term debt repayments	(30.6)	(28.2)	(31.3)	(28.7)
Distributions to non-controlling interests	(9.2)	(7.0)	(13.1)	(12.7)
Common shares issued	14.1	18.7	24.3	586.2
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(87.0)	(112.9)	(170.5)	(225.8)

	(932.7)	30.2	(1,004.1)	(151.1)

Increase in Cash and Cash Equivalents	68.5	18.7	141.1	116.8
Cash and Cash Equivalents at Beginning of Period	239.3	237.8	166.7	139.7

Cash and Cash Equivalents at End of Period	307.8	256.5	307.8	256.5

ENBRIDGE INC.      -      2ND QUARTER 2008 NEWS RELEASE      -      13

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	June 30, 2008	December 31, 2007

Assets
Current Assets
Cash and cash equivalents	307.8	166.7
Accounts receivable and other	2,767.2	2,388.7
Inventory	640.5	709.4

	3,715.5	3,264.8
Property, Plant and Equipment, net	13,645.0	12,597.6
Long-Term Investments	1,482.8	2,076.3
Deferred Amounts and Other Assets	1,210.6	1,182.0
Intangible Assets	210.0	212.0
Goodwill	389.8	388.0
Future Income Taxes	144.7	186.7

	20,798.4	19,907.4

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	72.7	545.6
Accounts payable and other	2,896.3	2,213.8
Interest payable	87.0	89.1
Current maturities of long-term debt	872.2	605.2
Current maturities of non-recourse debt	66.0	61.1

	3,994.2	3,514.8
Long-Term Debt	7,205.2	7,729.0
Non-Recourse Long-Term Debt	1,491.7	1,508.4
Other Long-Term Liabilities	274.2	253.9
Future Income Taxes	1,100.7	975.6
Non-Controlling Interests	656.7	650.5

	14,722.7	14,632.2

Shareholders' Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,128.3	3,026.5
Contributed surplus	33.9	25.7
Retained earnings	3,209.7	2,537.3
Accumulated other comprehensive loss	(266.9)	(285.0)
Reciprocal shareholding	(154.3)	(154.3)

	6,075.7	5,275.2

	20,798.4	19,907.4

14      -      2ND QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

SEGMENTED INFORMATION

(millions of Canadian dollars) Three months ended June 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	269.8	83.5	72.4	3,440.9	2.4	2.5	3,871.5
Commodity costs	–	–	–	(3,212.9)	–	–	(3,212.9)
Operating and administrative	(115.6)	(30.1)	(23.7)	(128.8)	(4.3)	(7.3)	(309.8)
Depreciation and amortization	(42.4)	(23.3)	(18.8)	(71.4)	(0.2)	(1.7)	(157.8)

	111.8	30.1	29.9	27.8	(2.1)	(6.5)	191.0
Income from equity investments	–	–	22.9	(4.5)	13.1	(1.6)	29.9
Other investment income and gain on sale of CLH	14.0	1.2	1.5	6.0	705.2	9.5	737.4
Interest and preferred share dividends	(30.3)	(16.2)	(14.6)	(47.0)	–	(24.6)	(132.7)
Non-controlling interests	(0.4)	–	(7.0)	(1.8)	–	(0.1)	(9.3)
Income taxes	(18.8)	(6.2)	(10.7)	3.8	(138.3)	11.6	(158.6)

Earnings applicable to common shareholders	76.3	8.9	22.0	(15.7)	577.9	(11.7)	657.7

(millions of Canadian dollars) Three months ended June 30, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	258.2	78.5	69.2	2,318.4	2.2	2.2	2,728.7
Commodity costs	–	–	–	(2,047.0)	–	–	(2,047.0)
Operating and administrative	(100.5)	(20.8)	(19.9)	(123.8)	(3.4)	(6.2)	(274.6)
Depreciation and amortization	(38.9)	(21.3)	(19.9)	(70.3)	(0.3)	(1.2)	(151.9)

	118.8	36.4	29.4	77.3	(1.5)	(5.2)	255.2
Income from equity investments	(0.1)	–	27.6	(5.3)	14.4	(0.2)	36.4
Other investment income	3.5	1.8	35.8	(1.0)	12.2	14.7	67.0
Interest and preferred share dividends	(24.7)	(16.6)	(15.3)	(43.2)	–	(35.1)	(134.9)
Non-controlling interests	(0.5)	–	(17.1)	(1.4)	–	(0.4)	(19.4)
Income taxes	(31.2)	(8.2)	(27.0)	(3.4)	(1.1)	13.1	(57.8)

Earnings applicable to common shareholders	65.8	13.4	33.4	23.0	24.0	(13.1)	146.5

(millions of Canadian dollars) Six months ended June 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	544.2	166.1	141.6	6,977.4	5.1	4.9	7,839.3
Commodity costs	–	–	–	(6,278.4)	–	–	(6,278.4)
Operating and administrative	(224.7)	(51.9)	(43.5)	(260.6)	(7.8)	(12.0)	(600.5)
Depreciation and amortization	(82.7)	(44.3)	(37.9)	(143.3)	(0.4)	(3.4)	(312.0)

	236.8	69.9	60.2	295.1	(3.1)	(10.5)	648.4
Income from equity investments	(0.3)	–	58.0	9.1	25.0	(1.6)	90.2
Other investment income and gain on sale of CLH	22.0	6.0	21.3	9.3	710.6	22.4	791.6
Interest and preferred share dividends	(54.9)	(31.6)	(30.4)	(98.1)	–	(53.7)	(268.7)
Non-controlling interests	(0.7)	–	(22.0)	(3.4)	–	(0.5)	(26.6)
Income taxes	(50.5)	(17.2)	(34.0)	(73.9)	(138.3)	(12.0)	(325.9)

Earnings applicable to common shareholders	152.4	27.1	53.1	138.1	594.2	(55.9)	909.0

ENBRIDGE INC.      -      2ND QUARTER 2008 NEWS RELEASE      -      15

(millions of Canadian dollars) Six months ended June 30, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	531.9	165.1	132.8	5,247.8	4.9	4.4	6,086.9
Commodity costs	–	–	–	(4,578.8)	–	–	(4,578.8)
Operating and administrative	(202.4)	(41.1)	(37.3)	(256.2)	(7.2)	(10.7)	(554.9)
Depreciation and amortization	(77.9)	(44.3)	(38.1)	(135.7)	(0.5)	(2.5)	(299.0)

	251.6	79.7	57.4	277.1	(2.8)	(8.8)	654.2
Income from equity investments	(0.4)	–	44.2	8.0	29.2	(0.6)	80.4
Other investment income	3.7	17.1	36.8	3.1	21.1	26.8	108.6
Interest and preferred share dividends	(49.8)	(34.2)	(30.5)	(96.0)	–	(66.7)	(277.2)
Non-controlling interests	(0.7)	–	(21.1)	(2.7)	–	(0.5)	(25.0)
Income taxes	(69.7)	(23.5)	(35.6)	(57.4)	(1.5)	20.2	(167.5)

Earnings applicable to common shareholders	134.7	39.1	51.2	132.1	46.0	(29.6)	373.5

16      -      2ND QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

ENBRIDGE REPORTS ANOTHER SOLID QUARTER AND A SIGNIFICANT GAIN ON THE SALE OF CLH

HIGHLIGHTS

•	Second quarter earnings increased 349% to $658 million
•	Second quarter adjusted operating earnings increased 15% to $150 million
•	Six month earnings increased 143% to $909 million
•	Six month adjusted operating earnings increased 8% to $388 million
•	Investment in Compañia Logística de Hidrocarburos CLH, S.A. sold for $1.38 billion
•	Trailbreaker Project launched to access the U.S. Gulf Coast as well as Eastern Canadian and U.S. East Coast refineries
•	Waupisoo Pipeline completed and ready to receive volumes

CALGARY, Alberta, July 31, 2008 – "Strong earnings for the first half of 2008 exceeded our expectations and reflected favourable performance from our Liquids Pipelines and Gas Distribution and Services businesses as well as impressive results from our U.S. affiliate, Enbridge Energy Partners," said Patrick D. Daniel, President and Chief Executive Officer. "This performance causes us to increase our previously communicated 2008 guidance range from $1.80 to $1.90 adjusted operating earnings per share to $1.85 to $1.95 adjusted operating earnings per share and leaves us well positioned to meet our medium-term target of 10% average annual earnings per share growth over the 2008 to 2011 period.

We expect earnings per share growth to accelerate as new projects come into service. During the second quarter of 2008, the Waupisoo Pipeline, which brings oil sands sourced crude oil to the Edmonton, Alberta area, was completed and started contributing to earnings one month ahead of schedule. We are also on track to complete the Ontario Wind Project later this year. The Light Crude Capacity Expansion Program component of the Southern Lights Project is on schedule for completion by the end of 2008 and our Line 4 Extension Project and the final phase of Southern Access Expansion are on schedule for completion in early 2009. In 2010, projects expected to come into service include the Alberta Clipper project, which is a further expansion of the Enbridge System, and our innovative Southern Lights Pipeline, which will bring diluent from Chicago to the Edmonton area.

We are very pleased with the results of the sale of our 25% interest in CLH. The transaction brought in $1.38 billion in proceeds which will be redeployed towards the Company's extensive slate of pipeline projects in Canada and the United States. The Company realized a gain of $556 million on the sale which, together with previous dividends, translates to an overall average annual return on our investment of 20%."

Mr. Daniel concluded, "Currently, our focus is continued efficient operation of our core businesses while diligently advancing our construction projects, which will generate new and sustainable sources of earnings over the years to come. We are also focused on configuring our system to maximize flexibility and meet the growth needs of shippers, including placing high priority on developing the timely and cost effective market access to the U.S. Gulf Coast."

On July 30, 2008, the Enbridge Board of Directors declared quarterly dividends of $0.33 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2008 to shareholders of record on August 15, 2008.

ENBRIDGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

June 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three and six months ended June 30, 2008. It should also be read in conjunction with the audited consolidated financial statements and MD&A contained in the Company's Annual Report for the year ended December 31, 2007. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

CONSOLIDATED EARNINGS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Liquids Pipelines	76.3	65.8	152.4	134.7
Gas Pipelines	8.9	13.4	27.1	39.1
Sponsored Investments	22.0	33.4	53.1	51.2
Gas Distribution and Services	(15.7)	23.0	138.1	132.1
International	577.9	24.0	594.2	46.0
Corporate	(11.7)	(13.1)	(55.9)	(29.6)

Earnings Applicable to Common Shareholders	657.7	146.5	909.0	373.5

Earnings per Common Share	1.83	0.41	2.53	1.06

Earnings applicable to common shareholders were $657.7 million for the three months ended June 30, 2008, or $1.83 per share, compared with $146.5 million, or $0.41 per share for the six months ended June 30, 2007. The $511.2 million increase reflected a $556.1 million after-tax gain on the sale of the Company's interest in Compañia Logística de Hidrocarburos CLH, S.A. (CLH) and favourable operating performance as discussed below, partially offset by unrealized fair value losses on derivative financial instruments in Energy Services. Earnings for the three months ended June 30, 2007 included an $11.8 million dilution gain resulting from Enbridge Energy Partners (EEP) issuing partnership units during the quarter.

Earnings applicable to common shareholders were $909.0 million for the six months ended June 30, 2008, or $2.53 per share, compared with $373.5 million, or $1.06 per share, for the same period in 2007. The increase in earnings resulted from similar factors as for the three month results; however, earnings for the six month period ended June 30, 2008 also reflected the recognition of a $32.2 million income tax charge as a result of an unfavourable court decision related to previously owned U.S. pipeline assets.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this MD&A to provide Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the expected supply and demand for crude oil, natural gas and natural gas liquids; prices

ENBRIDGE INC.      -      2ND QUARTER 2008 MD&A      -      1

of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company's other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company's behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. The non-operating factors are reconciled and discussed in the Financial Results sections for the business segments. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance of the Company. Also, the Company's dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is not considered a GAAP measure; therefore, this measure may not be comparable with a similar measure presented by other issuers.

2      -      2ND QUARTER 2008 MD&A      -      ENBRIDGE INC.

ADJUSTED OPERATING EARNINGS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Liquids Pipelines	76.3	65.8	152.4	134.7
Gas Pipelines	11.2	13.4	26.6	33.8
Sponsored Investments	26.1	21.5	50.1	41.3
Gas Distribution and Services	28.6	17.9	149.8	132.7
International	19.0	24.0	38.1	46.0
Corporate	(11.7)	(13.1)	(28.6)	(29.6)

Adjusted Operating Earnings	149.5	129.5	388.4	358.9

Adjusted Operating Earnings per Common Share	0.42	0.36	1.08	1.01

Adjusted operating earnings were $149.5 million, or $0.42 per share, for the three months ended June 30, 2008, compared with $129.5 million, or $0.36 per share, for the three months ended June 30, 2007 and $388.4 million, or $1.08 per share, for the six months ended June 30, 2008, compared with $358.9 million, or $1.02 per share, for the six months ended June 30, 2007.

The increase in adjusted operating earnings in both the three and six month periods was largely due to the following factors.

•
Allowance for equity funds used during construction (AEDC) on Southern Lights Pipeline and, within Enbridge System, on both Southern Access Mainline Expansion and Alberta Clipper Project.
•
Improved earnings in Energy Services resulting from market conditions which enabled higher margins to be captured on storage and transportation contracts as well as increased transportation and storage volumes.
•
Increase in Aux Sable earnings due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.
•
Record performance from EEP.

These increases were partially offset by the impact of a weaker U.S. dollar on U.S.-based operations.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company's significant growth period and will be collected in tolls once the pipelines are in service.

RECENT DEVELOPMENTS

LIQUIDS PIPELINES

The Liquids Pipelines strategy is driven by the shippers' need for expanded export capacity, market alternatives and economic sources of diluent, and U.S. refiners' need to maintain diversified sources of supply. Second quarter progress on growth projects within each of the five key components of the Liquids Pipelines strategy are discussed below.

1.    Regional Oil Sands Infrastructure

Waupisoo Pipeline

Construction on the 30-inch diameter, 380-kilometre (236-mile) long pipeline which transports crude oil from the Cheecham terminal to Edmonton, Alberta was completed and the pipeline was placed into service on May 31, 2008. Activities to complete the initial filling of the pipeline with shippers' product are underway. The initial capacity of the line will be 350,000 barrels per day (bpd) and is expandable to a maximum of 600,000 bpd with additional pumping units.

Athabasca Pipeline Expansion Projects

With the commencement of production from the Long Lake Oil Sands Project in the first quarter of 2008, all contracts are initiated and the expansions are in-service.

ENBRIDGE INC.      -      2ND QUARTER 2008 MD&A      -      3

Fort Hills Pipeline System

Regulatory applications were filed with the Energy Resources Conservation Board (ERCB) and Alberta Environment in June 2008 for a crude oil line of 42 inches in diameter and a diluent pipeline of 24 inches in diameter, subject to sanctioning of the overall Fort Hills project and the scope of the delivery system, expected in the fall of 2008. Project execution planning between the Company and the Fort Hills Energy Partners continues and a planned in-service date of mid-2011 remains as the target. Cost estimates will be revised as the project progresses and scope is finalized.

2.    Mainline Capacity

Southern Access Mainline Expansion Project

The Southern Access Mainline Expansion Project will ultimately add a total of 400,000 bpd incremental capacity to the mainline system. In Canada, upgrades at 18 pump stations to improve pumping effectiveness are substantially complete with a realized capacity increase of 63,000 bpd. Associated tolls are now being collected.

In the United States, the new Superior station and the new 42-inch diameter pipeline from Superior to Delavan, Wisconsin has been completed, placed into commercial service and was ready to receive linefill at the end of the first quarter of 2008. The system is now scheduled to be filled between the fourth quarter of 2008 and the first quarter of 2009 as crude is made available by shippers. The first stage of the expansion adds capacity of approximately 190,000 bpd to the pipeline and system-wide toll surcharges were effective April 1, 2008 for the facilities that have been put into service. The second stage of the expansion project is progressing and construction started in June 2008. This stage consists of a new pipeline from Delavan, Wisconsin to Flanagan, Illinois which is expected to be complete in the second quarter of 2009.

The expected cost of the project has been decreased to an estimated US$2.3 billion (Enbridge – $0.2 billion, EEP – US$2.1 billion). The estimated capital cost for the Canadian portion was revised from $0.3 billion to $0.2 billion based on refinements to the scope of the project, agreed to with the Canadian Association of Petroleum Producers (CAPP), to reflect the subsequent approval of the Alberta Clipper Project. Expenditures to date on the Southern Access Mainline Expansion are $1.5 billion and $0.2 billion on the U.S. and Canadian portions, respectively.

Alberta Clipper Project

In the first quarter of 2008, Enbridge received National Energy Board (NEB) approval to construct the 1,607-kilometre (1,000-mile) 36-inch diameter crude oil pipeline. Engineering, construction planning and procurement activities continue with construction scheduled to begin in August 2008.

Line 4 Extension Project

In April 2008 the NEB approved Enbridge's regulatory application for the construction and operation of the $0.3 billion Line 4 Extension project. Construction will commence in July 2008 and the Line 4 Extension is expected to be in service in early 2009.

3.    Diluent Supply

Southern Lights Pipeline

The Canadian portion of the Southern Lights Pipeline received NEB approval in the first quarter of 2008. Following this approval, construction on the Line 2 modifications and the new crude oil pipeline station facilities has begun. In the U.S., construction activities are complete on the 321-mile (517-kilometre) section from Superior to Delavan, Wisconsin. Construction of the remaining U.S. line segments began in June 2008. When completed, the 180,000 bpd, 20-inch Southern Lights Pipeline will transport diluent from Chicago, Illinois to Edmonton, Alberta. The total expected project cost remains unchanged at $2.2 billion (including AFUDC), with expenditures to date of $0.7 billion. The diluent line is expected to be in service in late 2010.

4      -      2ND QUARTER 2008 MD&A      -      ENBRIDGE INC.

4.    New Market Access

Southern Access Extension Project

Timing for the Company's Southern Access Extension Project is being reevaluated as a result of delays in the regulatory process and denial by the FERC of the Company's October 2007 filing seeking a declaratory order (i.e. advance approval) of the tariff rate structure for the pipeline. Enbridge remains committed to meeting the demands of shippers for transportation of crude oil supplies from the Chicago area to the Patoka, Illinois hub and is working with customers to reposition the project in a manner that is commercially appropriate for the market and includes a tolling structure the FERC is expected to approve.

U.S. Gulf Coast Access

Based on feedback from shippers, Enbridge has modified its approach to providing increased access for Western Canadian crude oil to U.S. Gulf Coast markets. In the near term, the focus will be on smaller scale alternatives involving low cost reconfiguration of existing facilities to accommodate a modest amount of volume as early as 2010 – such as the Trailbreaker Project described below. The Company will continue to develop the 400,000 bpd Texas Access Pipeline to provide the lowest cost large scale transportation solution to meet shippers' post-2010 requirements. The Texas Access Pipeline is expected to cost approximately $2.6 billion based on a 2012 in-service date.

Trailbreaker Project

The Company has initiated a new project to increase capacity on the Company's mainline east of Chicago to bring Western Canadian crude oil to eastern markets and to establish access to the U.S. Gulf Coast markets and eastern seaboard. The program scope includes an expansion of Line 6B from Chicago to Sarnia, Ontario, terminal expansions and upgrades, and the reversal of the Company's Line 9 to flow from Sarnia east to Montreal, Quebec. The third-party owned Portland Montreal Pipe Line would also reverse one of its two pipelines to transport crude oil from Montreal to Portland, Maine, where it will access a marine terminal. Industry support for the new project is currently being finalized. The Trailbreaker Project is expected to cost approximately $0.4 billion. Subject to finalization of industry support, regulatory and other approvals, the Company estimates the Trailbreaker Project will be in-service in the 2010 timeframe.

5.    Terminaling and Tankage Infrastructure

Hardisty Terminal

Enbridge is building a crude oil terminal at Hardisty with a tankage capacity of 7.5 million barrels. Tankage construction is approximately 65% complete at the end of the second quarter of 2008. Once complete, the $0.6 billion Hardisty Terminal will be one of the largest crude oil terminals in North America.

Stonefell Terminal

BA Energy Inc. is building a bitumen upgrader near Fort Saskatchewan, Alberta for which Enbridge has agreed to provide pipeline and terminaling services. Based on initial scope and cost estimates, Enbridge expects to invest approximately $0.1 billion in new facilities to provide tankage services at a new satellite terminal to be developed adjacent to the upgrader. Enbridge was directed by BA Energy to stop work on this project and place the newly constructed tanks into standby. Enbridge expects construction to resume at a future date to be determined by BA Energy. The Enbridge contractors have been demobilized and the project assets are in a storage mode. Enbridge's costs incurred to date, including a return on investment, have been fully reimbursed by BA Energy pending a resumption of construction activities.

GAS PIPELINES

The Gas Pipelines strategy is based on the Company's forecast supply and demand for natural gas. Progress made on major projects which support this strategy is set out below.

ENBRIDGE INC.      -      2ND QUARTER 2008 MD&A      -      5

Rockies Alliance Pipeline

Alliance Pipeline US, a company in which Enbridge has a joint venture interest, has entered into a memorandum of understanding with Questar Overthrust Pipeline Company to develop the Rockies Alliance Pipeline. The proposed project is a 42-inch diameter 900-mile (1,450-kilometre) pipeline from the Rocky Mountains in Wyoming to the Ventura, Iowa area. Modifications to the scope of the project are under review to reflect shipper input following the open season completed June 16, 2008. Subject to obtaining shipper commitments and regulatory approvals, the pipeline could be placed into service as early as the third quarter of 2011.

Thunder Horse Production Project

During the second quarter of 2008, the first well in the Thunder Horse Project was put in service ahead of the producer's revised schedule. This significant third party-owned project, which will deliver natural gas into Enbridge Offshore Pipeline's (Offshore) gathering systems, has experienced startup issues due to the severe 2005 hurricanes which delayed its original in-service schedule.

SPONSORED INVESTMENTS

The strategy of Enbridge's affiliate, EEP, is to increase its distributions primarily through the optimization of existing assets, including increased throughput, and the expansion of existing liquids and gas midstream businesses. Progress made on projects being undertaken solely by EEP is discussed below.

East Texas System Expansion and Extension (Project Clarity)

Completion of this 36-inch diameter pipeline in stages during 2008 will add 0.7 billion cubic feet per day (bcf/d) capacity to the current East Texas infrastructure. The construction of the final pipeline connection and two compression stations is expected to be complete in the fourth quarter. The pipeline, with an expected ultimate cost of US$0.6 billion, connects Bethel, Texas to Orange, Texas and provides service to a number of major industrial companies in Southeast Texas with interconnects to interstate pipelines, intrastate pipelines and wholesale customers.

GAS DISTRIBUTION AND SERVICES

Enbridge Gas Distribution

Enbridge Gas Distribution (EGD) is focused on realigning its business to operate more efficiently under the incentive regulation (IR) plan approved by the Ontario Energy Board (OEB) for the five year period from 2008 to 2012. Key initiatives include prioritizing capital investment, improving productivity and identifying new revenue opportunities while maintaining system reliability and safety.

On May 15, 2008 EGD was granted a fiscal 2008 final rate order from the OEB, approving a change in rates effective January 1, 2008. The rate change was implemented on July 1, 2008 and will enable EGD to recover revenues retroactively to January 1, 2008. EGD anticipates that the OEB's decision will result in an annual average increase, excluding gas supply costs, of approximately 2% for average residential customers within the IR plan term. The OEB decision also changed customer billing to increase the fixed charge portion and decrease the per unit volumetric charge. The fixed charge portion will increase progressively over the five year IR term.

Rabaska LNG Facility

In the second quarter of 2008, the Rabaska partners signed a Letter of Intent with Gazprom Marketing & Trading USA, Inc. (GMTUSA) regarding supply for the proposed Rabaska liquefied natural gas (LNG) regasification terminal. The Letter of Intent outlines the major terms under which GMTUSA will become an equity partner in the proposed Rabaska LNG project and will contract for 100% of the Rabaska terminal's capacity. Definitive partnership agreements are expected to be completed before the end of the year and the capacity agreement will follow in 2009. The Rabaska LNG facility, which has an expected cost of $0.8 billion to Enbridge, has all major authorizations, including project and land use approvals from the province of Quebec in October 2007 and federal government approvals in March 2008.

6      -      2ND QUARTER 2008 MD&A      -      ENBRIDGE INC.

CORPORATE

Ontario Wind Project

Progress towards the completion of the 190-megawatt wind power project, located in the Municipality of Kincardine on the Eastern shore of Lake Huron in Ontario, has continued in the second quarter of 2008. Construction of turbine foundations, electrical sub-station and utility transmission lines is underway, with construction of all access roads having been completed. Turbine assembly and erection commenced in the second quarter and is expected to be completed during the third quarter. The project is expected to begin producing electricity during the third quarter of 2008 and be fully operational by the end of 2008.

Alberta Saline Aquifer Project

Enbridge continued to lead and advance the Alberta Saline Aquifer Project (ASAP), an industry-wide project to develop CO2 sequestration facilities. In the second quarter, new participants joined the initiative, bringing the total number of companies involved to 33. The project also secured $0.3 million in funding from the Alberta Energy Research Institute. Enbridge plans to commence construction of the pilot project in 2009.

FINANCIAL RESULTS

LIQUIDS PIPELINES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge System	49.8	45.1	101.5	94.2
Athabasca System	15.4	13.0	28.8	26.6
Olympic Pipeline	2.4	1.5	4.8	5.2
Spearhead Pipeline	2.2	3.1	5.4	4.4
Southern Lights Pipeline	4.2	1.3	8.9	1.3
Feeder Pipelines and Other	2.3	1.8	3.0	3.0

Earnings	76.3	65.8	152.4	134.7

Earnings for the three months ended June 30, 2008 were $76.3 million, compared with $65.8 million for the three months ended June 30, 2007, while earnings for the six months ended June 30, 2008 were $152.4 million, an increase of $17.7 million compared with earnings of $134.7 million in the prior year comparable period. The earnings increase for both the three and six month periods was largely due to higher earnings from Enbridge System, Athabasca System and Southern Lights Pipeline.

Enbridge System earnings increased primarily due to the AEDC on both Southern Access Mainline Expansion (Phase 2) and Alberta Clipper Project. The increase in Athabasca System earnings reflected the initial month of tolls collected on Waupisoo Pipeline during the quarter. Olympic Pipeline earnings decreased in the six month period due to planned maintenance in the first quarter of 2008. Second quarter results reflected higher throughputs and higher average tolls. Spearhead Pipeline year-to-date earnings increased compared with the prior year as a result of higher throughputs. In the second quarter of 2008, lower uncommitted volumes reduced earnings. Southern Lights Pipeline earnings reflected AEDC recognized while the project is under construction.

ENBRIDGE INC.      -      2ND QUARTER 2008 MD&A      -      7

GAS PIPELINES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Alliance Pipeline US	5.9	7.3	11.9	14.8
Vector Pipeline	3.0	3.1	7.0	6.9
Enbridge Offshore Pipelines (Offshore)	2.3	3.0	7.7	12.1

Adjusted Operating Earnings	11.2	13.4	26.6	33.8

Alliance Pipeline US shipper claim settlement	–	–	2.8	–
Offshore property insurance recovery from 2005 hurricanes	–	–	–	5.3
Offshore repair costs from 2005 hurricanes	(2.3)	–	(2.3)	–

Earnings	8.9	13.4	27.1	39.1

Adjusted operating earnings for Alliance Pipeline US were lower due to the effect of a depreciating rate base and the weaker U.S. dollar.

Offshore adjusted operating earnings decreased as a result of continuing natural production declines and the effect of the weaker U.S. dollar partially offset by higher stand-by fees on the Neptune oil and gas pipelines as well as contributions from Atlantis platform volumes. Also, earnings for the six months ended June 30, 2007 included $6.0 million from business interruption policies related to lost revenue in 2005 and 2006 as a result of the 2005 hurricanes. A smaller final insurance claim settlement is expected later in 2008.

Gas Pipelines earnings were impacted by several non-operating adjusting items. In the first quarter of 2008, Alliance Pipeline US received $2.8 million in proceeds from the settlement of a claim against a former shipper which repudiated its capacity commitment. In the second quarter of 2008, Offshore incurred $2.3 million in additional costs related to the 2005 hurricanes. Earnings for the six months ended June 30, 2007 included insurance proceeds of $5.3 million related to the replacement of damaged infrastructure as a result of the 2005 hurricanes.

SPONSORED INVESTMENTS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge Energy Partners (EEP)	15.0	11.8	28.7	22.0
Enbridge Income Fund (EIF)	11.1	9.7	21.4	19.3

Adjusted Operating Earnings	26.1	21.5	50.1	41.3

Dilution gain on EEP Class A unit issuance	–	11.8	4.5	11.8
EEP unrealized derivative fair value losses/(gains)	(4.1)	0.4	(2.8)	(1.6)
EIF – Alliance Canada shipper claim settlement	–	–	1.3	–
EIF – revalue future income taxes due to tax rate changes	–	(0.3)	–	(0.3)

Earnings	22.0	33.4	53.1	51.2

EPP adjusted operating earnings increased from $11.8 million to $15.0 million for the three months ended June 30, 2008 and from $22.0 million to $28.7 million for the six months ended June 30, 2008 as a result of higher incentive income and record earnings at EEP due to higher gas and crude oil delivery volumes, tariff surcharges for recent expansions and improved unit margins in natural gas due to expanded facilities, partially offset by the weaker U.S. dollar.

Enbridge Income Fund adjusted operating earnings for the three and six months ended June 30, 2008 reflected a 7.5% increase in the monthly distributions received from the Fund as well as a one-time special distribution of $0.024 per unit.

8      -      2ND QUARTER 2008 MD&A      -      ENBRIDGE INC.

Sponsored Investment earnings for the three and six months ended June 30, 2008 and June 30, 2007 were impacted by the following non-operating adjusting items:

•
Earnings in the second quarter of 2007 and the first quarter of 2008 include dilution gains because Enbridge did not full participate in EEP Class A unit offerings. Enbridge's ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008 and from 16.6% to 15.1% in the second quarter of 2007.
•
Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.
•
Earnings from EIF for the six months ended June 30, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

GAS DISTRIBUTION AND SERVICES

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge Gas Distribution	10.9	7.8	95.6	92.6
Noverco	0.2	(1.0)	16.0	16.0
Enbridge Gas New Brunswick	3.5	3.1	6.7	5.9
Other Gas Distribution	0.5	0.8	6.2	6.1
Energy Services	4.1	2.1	13.5	5.0
Aux Sable	10.0	2.4	13.4	2.9
Other	(0.6)	2.7	(1.6)	4.2

Adjusted Operating Earnings	28.6	17.9	149.8	132.7

(Warmer)/colder than normal weather affecting EGD[1]	(3.8)	9.8	9.9	11.2
Energy Services unrealized derivative fair value losses	(35.2)	(0.2)	(35.2)	(4.5)
Aux Sable unrealized derivative fair value (losses)/gains	(5.3)	(8.3)	13.6	(11.1)
Revalue future income taxes due to tax rate changes	–	3.8	–	3.8

Earnings	(15.7)	23.0	138.1	132.1

1
The OEB's July 5, 2007 decision changed the method of calculating forecast weather, retroactive to January 1, 2007. The impact of the new method was reflected in the second quarter 2007 calculation of colder than normal weather.

EGD's adjusted operating earnings were $10.9 million (2007 – $7.8 million) for the three months ended June 30, 2008, while earnings for the six months ended June 30, 2008 were $95.6 million (2007 – $92.6 million). Under Incentive Regulation, as initially reflected in results for the first quarter of 2008, EGD's fixed charge per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify the quarterly earnings profile, but do not materially affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters. This change reduced year-to-date earnings, primarily in the first quarter; however, the decrease was more than offset by customer growth, lower tax rates and lower operating costs.

Energy Services adjusted operating earnings increased by $8.5 million for the six months ended June 30, 2008 compared with the six months ended June 30, 2007. This increase was due to higher margins captured on storage and transportation contracts as well as increased transportation and storage volumes in Tidal Energy.

Aux Sable adjusted operating earnings increased from $2.9 million in 2007 to $13.4 million for the six months ended June 30, 2008, and from $2.4 million to $10.0 million for the three months ended June 30, 2008 due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.

Other incurred a loss of $1.6 million for the six months ended June 30, 2008, compared with earnings of $4.2 million for the six months ended June 30, 2007. The earnings decrease was substantially a result of

ENBRIDGE INC.      -      2ND QUARTER 2008 MD&A      -      9

lower earnings from CustomerWorks which reflected the April 2007 transition of customer care services related to EGD to a third party service provider pursuant to an OEB recommendation.

Earnings for the three and six months ended June 30, 2008 and June 30, 2007 were impacted by several non-operating adjusting items. Energy Services earnings in 2008 reflected $35.2 million of unrealized fair value losses on derivative instruments. These non-cash losses resulted from outstanding storage transactions in Tidal Energy that were negatively impacted by rising crude oil prices and arise due to the revaluation of financial derivatives used to "lock-in" the profitability of transportation and storage transactions at Tidal Energy. At the end of each period, the financial derivatives are revalued and the corresponding change in fair value is booked to income; however, the offsetting change in value of the underlying physical crude oil inventory are not revalued. As a result, non-cash losses may be recognized in periods of rising oil prices and profitability will be deferred until the original transaction settles.

Aux Sable year-to-date earnings were also impacted by unrealized fair value gains on derivative financial instruments of $13.6 million (2007 – losses of $11.1 million). These financial instruments are used to mitigate the uncertainty of the Company's share of the contingent upside sharing mechanism, which allows Aux Sable to share in natural gas processing margins in excess of certain thresholds.

INTERNATIONAL

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

CLH	12.7	16.7	24.7	31.2
OCENSA/CITCol	8.0	8.1	16.3	16.4
Other	(1.7)	(0.8)	(2.9)	(1.6)

Adjusted Operating Earnings	19.0	24.0	38.1	46.0

Gain on sale of investment in CLH	556.1	–	556.1	–
CLH derivative fair value gains	2.8	–	–	–

Earnings	577.9	24.0	594.2	46.0

The decrease in adjusted operating earnings from CLH reflected two and a half months of earnings in the second quarter, compared with a full quarter of earnings in 2007.

On June 17, 2008, the Company closed the sale of its investment in CLH, resulting in an after-tax gain of $556.1 million. As well, a fair value gain of $2.8 million was recorded in the quarter related to a derivative contract to hedge the changes in the euro on CLH earnings.

CORPORATE

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Corporate	(11.7)	(13.1)	(28.6)	(29.6)

Gain on sale of corporate aircraft	–	–	4.9	–
U.S. pipeline tax decision	–	–	(32.2)	–

Costs	(11.7)	(13.1)	(55.9)	(29.6)

Corporate costs before adjusting items were $11.7 million for the three months ended June 30, 2008, compared with $13.1 million for the three months ended June 30, 2007 and $28.6 million for the six months ended June 30, 2008, compared with $29.6 million for the six months ended June 30, 2007. The decrease in adjusted costs for both the three and six months ended was primarily due to decreased interest expense resulting from lower interest rates on short-term debt as well as lower levels of corporate debt, largely related to repayments from the proceeds of the sale of CLH.

10      -      2ND QUARTER 2008 MD&A      -      ENBRIDGE INC.

Corporate results for the six months ended June 30, 2008 were also impacted by an unfavourable court decision related to the tax basis of previously owned U.S. pipeline assets which resulted in the recognition of a $32.2 million income tax expense, as discussed below. This charge was partially offset by a $4.9 million gain on the sale of a corporate aircraft.

Enbridge Energy Company, Inc. (EEC), a subsidiary of the Company and the general partner of EEP, is the former owner of Enbridge Midcoast Energy Inc. (Midcoast). The IRS challenged Midcoast's tax treatment of its 1999 acquisition of several partnerships that owned a natural gas pipeline system in Kansas (these assets were sold to EEP in 2002 and subsequently sold by EEP in 2007). In March 2008, an unfavourable court decision was received sustaining the IRS position, decreasing the U.S. tax basis for the pipeline assets. Enbridge's earnings for six months ended June 30, 2008 reflected a decrease of $32.2 million in consideration of the adverse court decision which, when combined with amounts previously recorded, provides fully for the liability. Given loss carryforwards in EEC prior to the decision, the cash tax impact of the decision was not significant. Enbridge continues to believe the tax treatment of the acquisition and the related tax deductions claimed were appropriate and is appealing the decision. A final decision on this matter is not expected before 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to generate sufficient cash from operations and short-term debt issuances to fund liabilities as they become due, finance planned investing activity and pay common share dividends throughout 2008. Additional liquidity, if necessary, is available under committed credit facilities or through further access to the capital markets. At June 30, 2008, the Company had $6.7 billion of committed credit facilities, of which $1.7 billion was drawn or used to backstop commercial paper.

During July the Company secured underwriting commitments for a $1.7 billion construction and four year post completion term facility for the Southern Lights project that is currently being syndicated and is expected to close before the end of the third quarter.

OPERATING ACTIVITIES

Cash provided by operating activities was $326.4 million and $1,082.3 million for the three and six months ended June 30, 2008, compared with $415.3 million and $1,181.2 million for the three and six months ended June 30, 2007. The decrease resulted from lower earnings at EGD due to warmer than normal weather, and resulted from a lower decrease in inventory in 2008, largely arising from changes in commodity prices.

INVESTING ACTIVITIES

Cash provided by investing activities for the three and six months periods ended June 30, 2008 was $674.8 million and $62.9 million, respectively, compared with a use of cash of $426.8 million and $913.3 million for the three and six months ended June 30, 2007. Although capital expenditures on organic growth projects have increased in 2008 for both the three and six month periods ending June 30, 2008, the sale of Enbridge's investment in CLH has resulted in positive cash flow from investing activities. In the second quarter of 2008, Enbridge received cash proceeds of $1.37 billion for the Company's 25% investment in CLH.

FINANCING ACTIVITIES

Cash used in financing activities was $932.7 million for the three months ended June 30, 2008, compared with $30.2 million of cash generated for the three months ended June 30, 2007. Cash used in financing activities was $1,004.1 million for the six months ended June 30, 2008 compared with $151.1 million in the prior year. In 2008, debt was repaid and capital expenditures funded with proceeds from the CLH sale, whereas in 2007 these activities were funded through issuances of debt and equity.

Effective with dividends payable on March 1, 2008, participants in the Company's Dividend Reinvestment and Share Purchase Plan received a 2% discount on the purchase of common shares with reinvested

ENBRIDGE INC.      -      2ND QUARTER 2008 MD&A      -      11

dividends. For the six months ended June 30, 2008, dividends declared were $243.9 million, of which $170.5 million were paid in cash and reflected in financing activities. The remaining $73.4 million of dividends declared were reinvested and resulted in the issuance of common shares rather than a cash payment. During the second quarter, 29% of total dividends declared were reinvested.

Capital Expenditure Commitments

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,837.6 million, to be used in the construction of several Liquids Pipelines projects including Southern Lights Pipeline, Alberta Clipper Project, Southern Access Expansion, Hardisty Terminal, Fort Hills Pipeline and Line 4 Extension.

FUTURE ACCOUNTING POLICY CHANGES

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Accounting Standards Board confirmed in February 2008 that publicly accountable entities will be required to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements on January 1, 2011.

Enbridge, as an SEC Registrant, can choose to use U.S. GAAP instead of IFRS. The Company has a multiyear transition plan and is currently determining whether U.S. GAAP or IFRS will provide the most transparent and appropriate presentation of its financial results. The Company expects the transition on January 1, 2011 to the new GAAP will impact accounting policies, financial reporting and information technology systems and processes.

12      -      2ND QUARTER 2008 MD&A      -      ENBRIDGE INC.

SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars,	2008		2007				2006
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	3,871.5	3,967.8	3,198.5	2,634.0	2,728.7	3,358.2	2,785.7	2,184.9
Earnings applicable to common shareholders	657.7	251.3	248.6	78.1	146.5	227.0	171.1	95.5
Earnings per common share	1.83	0.70	0.70	0.22	0.41	0.65	0.50	0.28
Diluted earnings per common share	1.81	0.70	0.69	0.22	0.41	0.64	0.49	0.28
Dividends per common share	0.3300	0.3300	0.3075	0.3075	0.3075	0.3075	0.2875	0.2875

1
Quarterly financial information has been extracted from financial statements prepared in accordance with Canadian GAAP.

Significant items that impacted the quarterly earnings and revenues are as follows.

•
Second quarter 2008 earnings included a gain on the sale of the Company's investment in CLH as well as increased earnings from EEP, Aux Sable and Energy Services. Revenues are higher than the comparable 2007 period due to higher commodity prices reflected in Energy Services.
•
First quarter 2008 earnings included higher contributions from EGD as well as improved results in Aux Sable and Energy Services, partially offset by the recognition of an income tax charge related to previously owned U.S. pipeline assets. Revenues are higher than the comparable 2007 period due to higher commodity prices reflected in Energy Services.
•
Fourth quarter earnings in 2007 included the impact of tax changes, which increased consolidated earnings.
•
Third quarter 2007 included a loss from Aux Sable.
•
Second quarter 2007 included higher earnings from EGD due to colder than normal weather and a dilution gain in EEP.
•
First quarter 2007 included higher earnings from EGD due to colder weather than the prior year period and the receipt of 2005 hurricane insurance proceeds.
•
Fourth quarter earnings in 2006 reflected higher earnings from the Enbridge System and Aux Sable, offset by lower earnings from EGD due primarily to warmer than normal weather and higher costs.
•
Third quarter earnings in 2006 reflected higher earnings from Enbridge System, increased earnings from the Company's investment in EEP and the recognition of upside sharing in Aux Sable.

OUTSTANDING SHARE DATA

Number

Preferred Shares, Series A (non-voting equity shares)	5,000,000
Common Shares – issued and outstanding (voting equity shares)	371,354,948
Stock Options – issued and outstanding (7,441,275 vested)	12,012,948

Outstanding share data information is provided as at July 22, 2008.

Dated July 30, 2008

ENBRIDGE INC.      -      2ND QUARTER 2008 MD&A      -      13

HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Earnings Applicable to Common Shareholders
Liquids Pipelines	76.3	65.8	152.4	134.7
Gas Pipelines	8.9	13.4	27.1	39.1
Sponsored Investments	22.0	33.4	53.1	51.2
Gas Distribution and Services	(15.7)	23.0	138.1	132.1
International	577.9	24.0	594.2	46.0
Corporate	(11.7)	(13.1)	(55.9)	(29.6)

	657.7	146.5	909.0	373.5

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	247.9	305.5	705.9	722.4
Cash provided by operating activities	326.4	415.3	1,082.3	1,181.2
Additions to property, plant and equipment	652.8	457.8	1,264.8	901.6
Total Common Share Dividends	122.1	112.9	243.9	225.8
Per Common Share Information
Earnings per Common Share	1.83	0.41	2.53	1.06
Diluted Earnings per Common Share	1.81	0.41	2.51	1.05
Dividends per Common Share	0.3300	0.3075	0.6600	0.6150
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)			358.6	353.6
Diluted Weighted Average Common Shares Outstanding (millions)			361.5	356.7

Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System[1]	1,954	2,074	2,018	2,153
Athabasca System[2]	173	150	177	164
Spearhead Pipeline	109	112	107	101
Olympic Pipeline	302	280	292	281
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,623	1,607	1,654	1,641
Vector Pipeline	1,260	973	1,344	990
Enbridge Offshore Pipelines	1,856	2,105	1,847	2,064
Gas Distribution and Services[3]
Volumes (billion cubic feet per period)	71	77	263	269
Number of active customers (thousands)	1,921	1,876	1,921	1,876
Degree day deficiency[4]
Actual	463	487	2,351	2,395
Forecast based on normal weather	489	499	2,245	2,288

1
Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.

2
Volumes are for the Athabasca mainline only and do not include laterals on the Athabasca System.

3
Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4
Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

14      -      2ND QUARTER 2008 MD&A      -      ENBRIDGE INC.

ENBRIDGE INC.

CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2008

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Revenues
Commodity sales	3,305.6	2,161.0	6,550.3	4,847.6
Transportation	490.0	482.7	1,089.8	1,085.0
Energy services	75.9	85.0	199.2	154.3

	3,871.5	2,728.7	7,839.3	6,086.9

Expenses
Commodity costs	3,212.9	2,047.0	6,278.4	4,578.8
Operating and administrative	309.8	274.6	600.5	554.9
Depreciation and amortization	157.8	151.9	312.0	299.0

	3,680.5	2,473.5	7,190.9	5,432.7

	191.0	255.2	648.4	654.2
Income from Equity Investments	29.9	36.4	90.2	80.4
Other Investment Income	42.8	67.0	97.0	108.6
Interest Expense	(131.0)	(133.2)	(265.3)	(273.8)
Gain on Sale of Investment in CLH (Note 2)	694.6	–	694.6	–

	827.3	225.4	1,264.9	569.4
Non-Controlling Interests	(9.3)	(19.4)	(26.6)	(25.0)

	818.0	206.0	1,238.3	544.4
Income Taxes	(158.6)	(57.8)	(325.9)	(167.5)

Earnings	659.4	148.2	912.4	376.9
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)

Earnings Applicable to Common Shareholders	657.7	146.5	909.0	373.5

Earnings per Common Share	1.83	0.41	2.53	1.06

Diluted Earnings per Common Share	1.81	0.41	2.51	1.05

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -       1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars)	2008	2007	2008	2007

Earnings	659.4	148.2	912.4	376.9
Other Comprehensive Income/(Loss)
Change in unrealized gains/(losses) on cash flow hedges, net of tax	7.5	32.3	3.5	41.5
Reclassification to earnings of realized cash flow hedges, net of tax	(7.5)	9.6	(3.1)	16.9
Other comprehensive gain/(loss) from equity investees	(27.4)	5.2	(34.8)	(5.0)
Non-controlling interest in other comprehensive income	12.5	(2.8)	17.8	3.0
Change in foreign currency translation adjustment	(102.3)	(247.9)	70.9	(278.7)
Change in unrealized gains/(losses) on net investment hedges, net of tax	56.1	98.0	(36.2)	100.1

Other Comprehensive Income/(Loss)	(61.1)	(105.6)	18.1	(122.2)

Comprehensive Income	598.3	42.6	930.5	254.7

See accompanying notes to the unaudited consolidated financial statements.

2      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Six months ended June 30,
(unaudited; millions of Canadian dollars)	2008	2007

Preferred Shares	125.0	125.0

Common Shares
Balance at beginning of period	3,026.5	2,416.1
Common shares issued	–	566.4
Dividend reinvestment and share purchase plan	74.2	9.2
Shares issued on exercise of stock options	27.6	18.7

Balance at End of Period	3,128.3	3,010.4

Contributed Surplus
Balance at beginning of period	25.7	18.3
Stock-based compensation	10.1	6.4
Options exercised	(1.9)	(1.0)

Balance at End of Period	33.9	23.7

Retained Earnings
Balance at beginning of period	2,537.3	2,322.7
Earnings applicable to common shareholders	909.0	373.5
Common share dividends	(243.9)	(225.8)
Dividends paid to reciprocal shareholder	7.3	6.7
Cumulative impact of change in accounting policy	–	(47.0)

Balance at End of Period	3,209.7	2,430.1

Accumulated Other Comprehensive Loss
Balance at beginning of period	(285.0)	(135.8)
Other comprehensive income/(loss)	18.1	(122.2)
Cumulative impact of change in accounting policy	–	48.2

Balance at End of Period	(266.9)	(209.8)

Reciprocal Shareholding
Balance at beginning of period	(154.3)	(135.7)
Participation in common shares issued	–	(18.6)

Balance at End of Period	(154.3)	(154.3)

Total Shareholders' Equity	6,075.7	5,225.1

Dividends Paid per Common Share	0.660	0.615

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -       3

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
(unaudited; millions of Canadian dollars)	2008	2007	2008	2007

Operating Activities
Earnings	659.4	148.2	912.4	376.9
Depreciation and amortization	157.8	151.9	312.0	299.0
Unrealized losses on derivative instruments	56.1	6.4	21.4	13.5
Equity earnings less than/(in excess of) cash distributions	1.6	(3.2)	(40.8)	(27.9)
Gain on reduction of ownership interest	–	(33.9)	(12.3)	(33.9)
Gain on sale of investment in CLH	(694.6)	–	(694.6)	–
Future income taxes	61.9	5.6	180.0	71.3
Non-controlling interests	9.3	19.4	26.6	25.0
Other	(3.6)	11.1	1.2	(1.5)
Changes in operating assets and liabilities	78.5	109.8	376.4	458.8

	326.4	415.3	1,082.3	1,181.2

Investing Activities
Long-term investments	(1.6)	(14.8)	(6.8)	(15.4)
Sale of investment in CLH	1,369.0	–	1,369.0	–
Settlement of CLH hedges	(47.0)	–	(47.0)	–
Additions to property, plant and equipment	(652.8)	(457.8)	(1,264.8)	(901.6)
Change in construction payable	7.2	45.8	12.5	3.7

	674.8	(426.8)	62.9	(913.3)

Financing Activities
Net change in short-term borrowings and short-term debt	(822.0)	(536.3)	(716.2)	(1,110.4)
Net change in non-recourse short-term debt	3.7	3.9	4.9	7.2
Long-term debt issues	–	693.7	–	1,156.6
Long-term debt repayments	–	–	(100.0)	(534.5)
Non-recourse long-term debt issues	–	–	1.2	14.4
Non-recourse long-term debt repayments	(30.6)	(28.2)	(31.3)	(28.7)
Distributions to non-controlling interests	(9.2)	(7.0)	(13.1)	(12.7)
Common shares issued	14.1	18.7	24.3	586.2
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(87.0)	(112.9)	(170.5)	(225.8)

	(932.7)	30.2	(1,004.1)	(151.1)

Increase in Cash and Cash Equivalents	68.5	18.7	141.1	116.8
Cash and Cash Equivalents at Beginning of Period	239.3	237.8	166.7	139.7

Cash and Cash Equivalents at End of Period	307.8	256.5	307.8	256.5

See accompanying notes to the unaudited consolidated financial statements.

4      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	June 30, 2008	December 31, 2007

Assets
Current Assets
Cash and cash equivalents	307.8	166.7
Accounts receivable and other	2,767.2	2,388.7
Inventory	640.5	709.4

	3,715.5	3,264.8
Property, Plant and Equipment, net	13,645.0	12,597.6
Long-Term Investments (Note 2)	1,482.8	2,076.3
Deferred Amounts and Other Assets	1,210.6	1,182.0
Intangible Assets	210.0	212.0
Goodwill	389.8	388.0
Future Income Taxes	144.7	186.7

	20,798.4	19,907.4

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	72.7	545.6
Accounts payable and other	2,896.3	2,213.8
Interest payable	87.0	89.1
Current maturities of long-term debt	872.2	605.2
Current maturities of non-recourse debt	66.0	61.1

	3,994.2	3,514.8
Long-Term Debt	7,205.2	7,729.0
Non-Recourse Long-Term Debt	1,491.7	1,508.4
Other Long-Term Liabilities	274.2	253.9
Future Income Taxes	1,100.7	975.6
Non-Controlling Interests	656.7	650.5

	14,722.7	14,632.2

Shareholders' Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,128.3	3,026.5
Contributed surplus	33.9	25.7
Retained earnings	3,209.7	2,537.3
Accumulated other comprehensive loss	(266.9)	(285.0)
Reciprocal shareholding	(154.3)	(154.3)

	6,075.7	5,275.2

	20,798.4	19,907.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -       5

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These consolidated financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.'s 2007 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company's financial statements are described in Note 8. These interim financial statements follow the same significant accounting policies and methods of application as those included in the 2007 Annual Report. Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.

Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.

Certain comparative amounts have been reclassified to conform to the current year's presentation.

1.  SEGMENTED INFORMATION

(millions of Canadian dollars) Three months ended June 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	269.8	83.5	72.4	3,440.9	2.4	2.5	3,871.5
Commodity costs	–	–	–	(3,212.9)	–	–	(3,212.9)
Operating and administrative	(115.6)	(30.1)	(23.7)	(128.8)	(4.3)	(7.3)	(309.8)
Depreciation and amortization	(42.4)	(23.3)	(18.8)	(71.4)	(0.2)	(1.7)	(157.8)

	111.8	30.1	29.9	27.8	(2.1)	(6.5)	191.0
Income from equity investments	–	–	22.9	(4.5)	13.1	(1.6)	29.9
Other investment income and gain on sale of CLH	14.0	1.2	1.5	6.0	705.2	9.5	737.4
Interest and preferred share dividends	(30.3)	(16.2)	(14.6)	(47.0)	–	(24.6)	(132.7)
Non-controlling interests	(0.4)	–	(7.0)	(1.8)	–	(0.1)	(9.3)
Income taxes	(18.8)	(6.2)	(10.7)	3.8	(138.3)	11.6	(158.6)

Earnings applicable to common shareholders	76.3	8.9	22.0	(15.7)	577.9	(11.7)	657.7

(millions of Canadian dollars) Three months ended June 30, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	258.2	78.5	69.2	2,318.4	2.2	2.2	2,728.7
Commodity costs	–	–	–	(2,047.0)	–	–	(2,047.0)
Operating and administrative	(100.5)	(20.8)	(19.9)	(123.8)	(3.4)	(6.2)	(274.6)
Depreciation and amortization	(38.9)	(21.3)	(19.9)	(70.3)	(0.3)	(1.2)	(151.9)

	118.8	36.4	29.4	77.3	(1.5)	(5.2)	255.2
Income from equity investments	(0.1)	–	27.6	(5.3)	14.4	(0.2)	36.4
Other investment income	3.5	1.8	35.8	(1.0)	12.2	14.7	67.0
Interest and preferred share dividends	(24.7)	(16.6)	(15.3)	(43.2)	–	(35.1)	(134.9)
Non-controlling interests	(0.5)	–	(17.1)	(1.4)	–	(0.4)	(19.4)
Income taxes	(31.2)	(8.2)	(27.0)	(3.4)	(1.1)	13.1	(57.8)

Earnings applicable to common shareholders	65.8	13.4	33.4	23.0	24.0	(13.1)	146.5

6      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

(millions of Canadian dollars) Six months ended June 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	544.2	166.1	141.6	6,977.4	5.1	4.9	7,839.3
Commodity costs	–	–	–	(6,278.4)	–	–	(6,278.4)
Operating and administrative	(224.7)	(51.9)	(43.5)	(260.6)	(7.8)	(12.0)	(600.5)
Depreciation and amortization	(82.7)	(44.3)	(37.9)	(143.3)	(0.4)	(3.4)	(312.0)

	236.8	69.9	60.2	295.1	(3.1)	(10.5)	648.4
Income from equity investments	(0.3)	–	58.0	9.1	25.0	(1.6)	90.2
Other investment income and gain on sale of CLH	22.0	6.0	21.3	9.3	710.6	22.4	791.6
Interest and preferred share dividends	(54.9)	(31.6)	(30.4)	(98.1)	–	(53.7)	(268.7)
Non-controlling interests	(0.7)	–	(22.0)	(3.4)	–	(0.5)	(26.6)
Income taxes	(50.5)	(17.2)	(34.0)	(73.9)	(138.3)	(12.0)	(325.9)

Earnings applicable to common shareholders	152.4	27.1	53.1	138.1	594.2	(55.9)	909.0

(millions of Canadian dollars) Six months ended June 30, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	531.9	165.1	132.8	5,247.8	4.9	4.4	6,086.9
Commodity costs	–	–	–	(4,578.8)	–	–	(4,578.8)
Operating and administrative	(202.4)	(41.1)	(37.3)	(256.2)	(7.2)	(10.7)	(554.9)
Depreciation and amortization	(77.9)	(44.3)	(38.1)	(135.7)	(0.5)	(2.5)	(299.0)

	251.6	79.7	57.4	277.1	(2.8)	(8.8)	654.2
Income from equity investments	(0.4)	–	44.2	8.0	29.2	(0.6)	80.4
Other investment income	3.7	17.1	36.8	3.1	21.1	26.8	108.6
Interest and preferred share dividends	(49.8)	(34.2)	(30.5)	(96.0)	–	(66.7)	(277.2)
Non-controlling interests	(0.7)	–	(21.1)	(2.7)	–	(0.5)	(25.0)
Income taxes	(69.7)	(23.5)	(35.6)	(57.4)	(1.5)	20.2	(167.5)

Earnings applicable to common shareholders	134.7	39.1	51.2	132.1	46.0	(29.6)	373.5

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Liquids Pipelines	491.3	249.6	941.2	460.3
Gas Pipelines	31.0	46.1	96.0	116.8
Sponsored Investments	14.3	13.2	25.2	19.0
Gas Distribution and Services	80.8	123.6	166.4	222.3
International and Corporate	47.4	19.7	56.9	85.9

	664.8	452.2	1,285.7	904.3

2.  DISPOSITION

On June 17, 2008, the Company sold its 25% investment in Compañia Logística de Hidrocarburos CLH, S.A. (CLH) for total proceeds of $1.38 billion (876 million euros), including a dividend receivable of $17.3 million (10.9 million euros), net of transaction costs. The sale of CLH resulted in a gain of $694.6 million. Earnings generated by the CLH investment were $15.5 million (2007 – $16.7 million) and $24.7 million (2007 – $31.2 million), for the three and six months ended June 30, 2008, respectively, and are included in the International reporting segment. Cash flows generated by the CLH investment were $11.5 million for the six months ended June 30, 2008 (2007 – $13.8 million).

ENBRIDGE INC.      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -       7

3.  RISK MANAGEMENT

MARKET PRICE RISK

Enbridge's earnings are subject to movements in interest rates, foreign exchange rates and commodity prices (collectively, market price risk). Formal risk management policies, processes and systems have been designed to mitigate these risks. The following summarizes the types of market price risks to which the Company is exposed and the risk management instruments used to mitigate them.

Earnings at Risk

Earnings at Risk (EaR) is the principal risk management metric used to quantify market price risk at Enbridge. EaR is an objective, statistically derived risk metric that measures, with a 97.5% level of confidence, the maximum adverse change in projected 12-month earnings that could result from market price risk over a one-month period. The Company's policy is to target a maximum EaR of 5% of earnings.

The Company calculates EaR using Monte Carlo simulation to produce projections of earnings using a randomly generated series of forecasted market prices and Enbridge's current market exposures. Historical statistical distributions of market prices and the correlation among those market prices are used to generate an entire probability distribution of possible deviations from forecast earnings.

Commodity Price Risk

Commodity price risk is the risk of gain or loss due to changes in the market price of commodities. The Company may use natural gas price swaps, futures and options to manage the value of commodity purchases and sales that arise from capacity commitments it holds on the Alliance and Vector pipelines. The Company may also use natural gas, power, crude oil and natural gas liquids swaps, collars or options to fix the value of variable price exposures that arise from other commodity usage, storage, transportation and supply agreements.

The Company's earnings are exposed to commodity price risk through its 42.7% interest in the Aux Sable NGL plant. Under the terms of the operating agreement, the Company earns a share of any net margin generated by the plant in excess of specified natural gas processing margin thresholds. A significant portion of this exposure has been economically hedged for 2008 and 2009 using financial derivatives. However, the unrealized gains and losses on the derivatives that settle in future periods are recognized in current period earnings, while recognition of the excess natural gas processing margin in earnings generally occurs later in the calendar year, based on the Company's revenue recognition policy.

Had fractionation spreads been 10 US cents per gallon higher or lower, earnings from Aux Sable would have been impacted by $6.8 million for the three months ended June 30, 2008 and $7.4 million for the six months ended June 30, 2008 due to the revaluation of the derivatives and limited recognition of the natural gas processing margin.

The Company is also exposed to commodity price risk through its Energy Services businesses as well as its investment in Enbridge Energy Partners (EEP). These businesses have limits as to the amount of capital they can deploy and, consequently, the amount to which their market exposures can impact earnings. The Company's Energy Services division and EEP have EaR limits of $12 million and $7 million, respectively, at June 30, 2008.

Foreign Exchange

Foreign exchange risk is the risk of gains and losses due to the volatility of currency exchange rates. The Company has exposure to foreign currency exchange rates, primarily arising from its U.S. dollar denominated investments and, to a lesser extent, its monetary assets and liabilities denominated in this currency. The carrying values of assets and liabilities as well as the comprehensive income and earnings derived from them, are subject to foreign exchange rate fluctuation. The Company uses long dated par forward contracts and cross currency swaps to manage a portion of the foreign exchange exposure related to both changes in carrying values of its equity investments and forecasted cash flows from other

8      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

investments. The Company uses some of its U.S. dollar denominated debt to hedge the carrying values of certain equity investments. In addition, the Company uses short and long-term foreign exchange forward contracts to manage exposure related to foreign currency denominated receivables, payables and long-term debt.

The Canadian dollar carrying values of the Company's equity investments and monetary assets and liabilities denominated in U.S. dollars at June 30, 2008 are summarized below.

(millions of Canadian dollars)	Assets/(Liabilities )

Net Working Capital	(729.3)
Equity Investments	918.0
Long-Term Debt	(1,551.8)

The earnings impact of a $0.05 change to exchange rates for the three and six month periods ended June 30, 2008, would have been $2.8 million and $5.4 million respectively. A similar change would have impacted after-tax other compensation income (OCI) by $5.0 million.

Interest Rate Risk

The Company is exposed to interest rate fluctuations in the form of cash flow interest rate risk and fair value interest rate risk. Cash flows are impacted by changes in market interest rates on variable rate debt (primarily commercial paper). The fair value of fixed rate long-term debt is also impacted by changes in market interest rates. Floating to fixed interest rate swaps, collars and forward rate agreements are used to mitigate cash flow volatility due to future interest rate movements on existing debt instruments. The Company is also exposed to cash flow interest rate risk on fluctuations in market interest rates ahead of anticipated fixed rate debt issuances. The Company may enter into interest rate derivatives such as bond forwards and treasury locks to fix a portion of the interest payments of these future debt issuances.

The Company monitors its fixed and variable rate debt instruments, targeting a debt portfolio mix of up to 25% floating rate debt as a percentage of total debt outstanding, within its policy limit band. Fixed to floating swaps are also used from time to time to manage this position and optimize the Company's debt portfolio. The Company does not typically manage the fair value risk of its debt instruments.

Based on variable rate debt issuances through the three and six month periods ended June 30, 2008, a 1.0% change in interest rates would have had a $2.8 million and $6.3 million impact on earnings after hedging gains and losses are considered. A similar change in interest rates would have had a $7.0 million impact on after-tax OCI during the quarter.

Equity Price Risk

Equity price risk is the risk of earnings fluctuations due to changes in the Company's share price. The Company has exposure to its own common share price through the issuance of various forms of stock based compensation, which effect earnings through revaluation of the outstanding units every period. During the period, the Company has mitigated the earnings volatility derived from one form of stock based compensation, Restricted Stock Units (RSUs), by entering into a series of derivatives – Total Return Forwards. More information on the RSUs is available in the Company's most recent Annual Report.

The Total Return Forwards reduce earnings volatility by creating a gain (loss) when the Company's share price increases (decreases) to offset a higher (lower) compensation expense. The Company uses hedge accounting to match the revaluation of the Total Return Forwards with the recognition of the expense due to revaluation of the RSUs. The impact on OCI of a $4 change in the Company's share price due to revaluation of the Total Return Forwards would have been $2.8 million. Since earnings recognition of the Total Return Forwards is matched to the recognition of the RSUs, the sensitivity of earnings to the revaluation of Total Return Forwards is insignificant.

ENBRIDGE INC.      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -       9

SUMMARY OF DERIVATIVE INSTRUMENTS USED FOR RISK MANAGEMENT

The current portion of derivatives receivable or payable is included in Accounts Receivable and Other or Accounts Payable and Other, while the long-term portion is included in Deferred Amounts and Other Assets or Other Long-Term Liabilities.

Total Derivative Instruments

(millions of Canadian dollars unless otherwise noted) June 30, 2008	Notional Principal or Quantity	Fair Value Receivable/ (Payable )	Maturity

Foreign exchange
U.S. cross currency swaps	138.0	46.5	2013-2022
Forwards (cumulative exchange amounts)	2,550.5	215.9	2008-2022
Interest rates
Interest rate swaps/collars	687.4	(11.4)	2008-2029
Equity price
Forwards (millions of shares)	0.8	1.4	2008-2010
Energy commodities
Energy commodity (bcf)	552.6	(31.0)	2008-2010
Power (MW/H)	57.0	20.9	2008-2024

The fair value of derivative instruments has been estimated using period end market information. This market information includes observable inputs such as published market prices for commodities, interest rate yield curves and foreign exchange rates. When possible, financial instruments are valued using quoted market prices.

Derivative Instruments used as Cash Flow Hedges

(millions of Canadian dollars unless otherwise noted) June 30, 2008	Notional Principal or Quantity	Fair Value Receivable/ (Payable )	Maturity

Foreign exchange
U.S. cross currency swaps	138.0	46.5	2013-2022
Forwards (cumulative exchange amounts)	1,843.1	40.8	2008-2022
Interest rates
Interest rate swaps/collars	687.4	(11.4)	2008-2029
Equity price
Forwards (millions of shares)	0.8	1.4	2008-2010
Energy commodities
Energy commodity (bcf)	36.7	32.2	2008-2010
Power (MW/H)	2.0	(3.9)	2008-2017

The Company estimates that $2.4 million of accumulated other comprehensive income/(loss) (AOCI) related to cash flow hedges will be reclassified to earnings in the next 12 months.

Derivative and Other Financial Instruments used as Net Investment Hedges

(millions of Canadian dollars unless otherwise noted) June 30, 2008	Notional Principal or Quantity	Fair Value Receivable/ (Payable	)	Maturity

Foreign exchange
Forwards (cumulative exchange amounts)	707.4	175.1		2013-2020

10      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

The Company has also designated a US$300 million medium-term note and US$241 million of commercial paper as hedges of certain U.S. dollar investments.

Fair Value Hedges

As at June 30, 2008, the Company did not have any outstanding fair value hedges.

Unrealized Gains and Losses on Non-Hedging Derivatives

The Company does not use derivative instruments for speculative purposes; however, if a derivative instrument is not an effective hedge for accounting purposes or is not designated as a hedging item, changes in the fair value are recorded in current period earnings. For the three and six month periods ended June 30, 2008, the Company had after tax unrealized losses of $37.9 million (2007 – $3.7 million loss) and $16.5 million (2007 – $10.8 million loss) related to non-hedging derivatives. Realized losses on these instruments for the three and six month periods ended June 30, 2008 were $11.1 million (2007 – $5.4 million) and $25.3 million (2007 – $11.2 million) after tax.

The Company's regulated Liquids Pipelines segment uses a fixed price contract and related financial instrument to manage the mix of fixed and floating power costs. The Company recognizes the fair value of the fixed price contract, the fair value of the financial instrument and a regulatory liability that will be recognized over the life of the fixed price contract. At June 30, 2008, the Company recognized a liability of $7.3 million for unrealized financial instrument losses, an asset of $34.0 million related to the fixed price power contract and a regulatory liability of $26.7 million.

4.  FINANCIAL INSTRUMENTS

	June 30, 2008		December 31, 2007
(millions of Canadian dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial Assets
Cash and cash equivalents	307.8	307.8	166.7	166.7
Accounts receivable and other	2,378.8	2,378.8	2,095.4	2,095.4
Available for sale[1]	76.5	n/a	75.0	n/a
Held to maturity[2]	404.7	388.1	404.7	379.5
Current derivatives receivable[3]	86.6	86.6	79.5	79.5
Long-term derivatives receivable[3]	331.2	331.2	368.5	368.5
Long-term notes receivable	138.7	143.8	133.8	n/a
Financial Liabilities
Accounts payable and other deferred amounts	2,631.5	2,631.5	2,095.5	2,095.5
Short-term borrowings	72.7	72.7	545.6	545.6
Long-term debt[4]	9,766.4	10,189.1	10,509.1	10,489.0
Current derivatives payable[3]	100.7	100.7	82.4	82.4
Long-term derivatives payable[3]	74.5	74.5	64.0	64.0

1
Available for sale investments do not trade on an actively quoted market and no fair value disclosure is available.

2
Held to maturity investments include instruments denominated in U.S. dollars that have a fair value less than carrying value due to exchange rate fluctuations. This decline in fair value is considered temporary.

3
Derivatives receivable and payable include those derivatives used in hedging relationships and non-hedging derivatives.

4
Long-term debt includes non-recourse debt and excludes transaction costs.

The fair value of financial instruments reflects the Company's best estimates of market value based on generally accepted valuation techniques or models and supported by observable market prices and rates. When such prices are not available, the Company uses discounted cash flow analysis from applicable yield curves based on observable market inputs. The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties to settle these instruments at the reporting date.

ENBRIDGE INC.      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -       11

The fair value of cash and cash equivalents and short-term borrowings approximates their carrying value due to their short-term maturities.

The fair value of the Company's long-term debt is based on quoted market prices for instruments of similar yield and tenure.

The fair value of other financial assets and liabilities approximate their cost, due to either the short period to maturity or lack of an actively quoted market. Changes in the fair value of financial liabilities are due solely to fluctuations in interest rates, currency exchange rates, and commodity prices, as well as time value.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. In order to manage this risk, the Company forecasts the cash requirements over the near and long term to determine whether sufficient funds will be available. The Company's primary source of liquidity and capital resources are funds generated from operations, short-term financing through the issuance of short-term commercial paper and longer term debt which includes debentures and medium-term notes. The Company can more quickly access either the Canadian or U.S. public capital markets by maintaining current shelf prospectuses with the securities regulators. In addition, the Company maintains sufficient liquidity through committed credit facilities with its banking groups which would enable the Company to fund all anticipated requirements for one year without accessing the capital markets. The Company expects to generate sufficient cash from operations and debt issuances to fund liabilities as they become due, finance planned investing activity and pay common share dividends throughout the year. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.

MATURITIES OF FINANCIAL LIABILITIES

The Company generally has no financial liabilities maturing beyond one year with the exception of its long-term debt. The following tables summarize expected cash outflows to settle both the principal and the interest payments associated with the debt.

Financial Liabilities

(millions of Canadian dollars) June 30, 2008	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Total debt	8,150.1	943.8	851.5	451.8	5,903.0
Non-recourse long-term debt	1,557.7	66.0	276.4	271.2	944.1

	9,707.8	1,009.8	1,127.9	723.0	6,847.1

Interest Obligations

(millions of Canadian dollars) June 30, 2008	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Interest payments on debt	5,041.1	384.5	668.6	575.5	3,412.5
Interest payments on non-recourse debt	763.9	86.8	155.0	134.7	387.4

	5,805.0	471.3	823.6	710.2	3,799.9

CREDIT RISK

Entering into derivative financial instruments can give rise to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company enters into risk management transactions only with institutions that possess investment grade credit ratings. Credit risk

12      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

relating to derivative counterparties is mitigated by credit exposure limits, contractual and collateral requirements and netting arrangements. The Company has credit risk of $417.8 million related to its derivative counterparties.

Credit risk also arises from trade receivables, which is mitigated by credit exposure limits, contractual and collateral requirements and netting arrangements. Credit risk in the Gas Distribution and Services segment is mitigated by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. Generally, the Company classifies receivables older than 30 days as past due.

The maximum exposure to credit risk related to non-derivative financial assets is their carrying value, as disclosed in the financial instruments summary table above.

5.  POST-EMPLOYMENT BENEFITS

The Company has three basic pension plans, which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides Company funded defined benefit pension benefits for U.S. based employees. The Company has four supplemental pension plans which provide pension benefits in excess of the basic plans for certain employees. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs related to the period are presented below.

NET PENSION PLAN AND OPEB COSTS

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Benefits earned during the period	12.1	13.0	25.8	26.4
Interest cost on projected benefit obligations	18.0	16.9	35.6	34.0
Expected return on plan assets	(23.2)	(21.8)	(45.8)	(43.7)
Amortization of unrecognized amounts	1.2	3.5	3.1	7.4
Amount charged to Enbridge Energy Partners, L.P.	(2.4)	(2.6)	(4.9)	(5.7)

Pension and OPEB Costs	5.7	9.0	13.8	18.4

The table reflects the pension and OPEB cost for all of the Company's benefit plans on an accrual basis. Using the cash basis for Gas Distribution and Services rate regulated plans and the accrual method for other plans, the Company's pension and OPEB cost was $6.2 million for the three months ended June 30, 2008 (2007 – $7.9 million) and $14.2 million for the six months ended June 30, 2008 (2007 – $15.4 million).

6.  CAPITAL DISCLOSURES

The Company defines capital as shareholders' equity (excluding AOCI and reciprocal shareholdings), long-term debt (excluding non-recourse debt and transaction costs), short-term borrowings and non-controlling interests less cash and cash equivalents (excluding cash and cash equivalents from joint ventures and other interests not exclusively controlled by the Company). Non-recourse debt, including debt consolidated proportionately from joint venture interests, is excluded from the Company's definition of capital as it is not controlled or managed exclusively by the Company.

ENBRIDGE INC.      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -       13

The Company's capital is calculated as follows:

(millions of Canadian dollars)	June 30, 2008	December 31, 2007

Short-term borrowings	72.7	545.6
Long-term debt (includes current portion)	8,135.9	8,393.9
Non-controlling interests	656.7	650.5
Shareholders' equity	6,496.8	5,714.5
Cash and cash equivalents	(249.8)	(115.9)

	15,112.3	15,188.6

The Company's objectives when managing capital are to maintain flexibility among:

•
enabling its businesses to operate at the highest efficiency;
•
providing liquidity for growth opportunities; and
•
providing acceptable returns to shareholders.

These objectives are primarily met through maintenance of an investment grade credit rating, which provides access to lower cost capital. Capital is available generally through the issuance of both short and long-term debt, and equity.

The Company monitors and manages its debt to debt plus equity ratio (excluding non-recourse debt), with a target range of 60% to 70%, to meet its capital management objectives. The debt to capitalization ratio at June 30, 2008, including short-term borrowings but excluding non-recourse short and long-term debt, was 57.4%, compared with 62.7% at the end of 2007.

The Company must adhere to covenants in its credit facilities that are used to backstop its commercial paper program. These covenants include maintaining a minimum Consolidated Shareholders' Equity balance of $1 billion or greater and a debt to Unconsolidated Shareholders' Equity of less than 1.5. As at June 30, 2008, the Company was in compliance with these covenants.

Under terms of the Company's Trust Indenture, in order to continue to issue long-term debt, the Company must maintain a ratio of Consolidated Funded Obligations (essentially all debt except non-recourse debt) to Total Consolidated Capitalization of less than 75%. Total Consolidated Capitalization consists of shareholders' equity, long-term debt, non-controlling interests and future income tax. As at June 30, 2008, the Company was in compliance with this covenant.

7.  COMMITMENTS AND CONTINGENCIES

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,837.6 million, to be used in the construction of several Liquids Pipelines projects including Southern Lights Pipeline, Alberta Clipper Project, Southern Access Expansion, Hardisty Terminal, Fort Hills Pipeline and Line 4 Extension.

ENBRIDGE ENERGY COMPANY, INC.

Enbridge Energy Company, Inc. (EEC), a subsidiary of the Company and the general partner of EEP, is the former owner of Enbridge Midcoast Energy Inc. (Midcoast). The IRS challenged Midcoast's tax treatment of its 1999 acquisition of several partnerships that owned a natural gas pipeline system in Kansas (these assets were sold to EEP in 2002 and subsequently sold by EEP in 2007). In March 2008, an unfavourable court decision was received sustaining the IRS position, decreasing the U.S. tax basis for the pipeline assets. Enbridge's earnings for the six months ended June 30, 2008 reflected a decrease of $32.2 million in consideration of the adverse court decision which, when combined with amounts previously recorded, provides fully for the liability. Given loss carryforwards in EEC prior to the decision, the cash tax impact of the decision was not significant. Enbridge continues to believe the tax treatment of the acquisition and the

14      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

related tax deductions claimed were appropriate and is appealing the decision. A final decision on this matter is not expected before 2009.

CAPLA CLAIM

In 2002, the Canadian Alliance of Pipeline Landowners' Associations (CAPLA) and two individual landowners commenced a class action against the Company and TransCanada PipeLines Limited. The claim relates to restrictions in the National Energy Board Act on crossing the pipeline and the landowners' use of land within a 30-metre control zone on either side of the pipeline easements. The Plaintiffs filed a motion to establish a cause of action which is one of the requirements to have the motion certified as a class action under the Class Proceedings Act (Ontario). The motion was dismissed by the Ontario District Court in late 2006. The Plantiff appealed the decision, the appeal was heard by the Ontario Court of Appeal on December 18, 2007 and, in its judgment issued April 4, 2008, the Court dismissed CAPLA's appeal. CAPLA did not appeal this matter to the Supreme Court of Canada and is now time-barred from doing so. As a result, the CAPLA litigation has concluded.

8.  UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

EARNINGS AND COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Earnings under Canadian and U.S. GAAP Applicable to Common Shareholders	657.7	146.5	909.0	373.5

Earnings under Canadian and U.S. GAAP	659.4	148.2	912.4	376.9

Other comprehensive income/(loss) under Canadian GAAP	(61.1)	(105.6)	18.1	(122.2)
Underfunded pension adjustment (net of tax)[4]	(0.2)	0.3	0.1	1.1

Comprehensive income under U.S. GAAP	598.1	42.9	930.6	255.8

Earnings per Common Share under U.S. GAAP	1.83	0.41	2.53	1.06

Diluted Earnings per Common Share under U.S. GAAP	1.81	0.41	2.51	1.05

ENBRIDGE INC.      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -       15

FINANCIAL POSITION

	June 30, 2008		December 31, 2007
(millions of Canadian dollars)	Canada	U.S.	Canada	U.S.

Assets
Current Assets
Cash and cash equivalents[2,5]	307.8	464.9	166.7	214.4
Accounts receivable and other[2,3,5]	2,767.2	3,814.2	2,388.7	3,118.4
Inventory[3,5]	640.5	773.0	709.4	817.3

	3,715.5	5,052.1	3,264.8	4,150.1
Property, plant and equipment, net[2,5]	13,645.0	19,792.0	12,597.6	17,999.4
Long-term investments[2,5]	1,482.8	636.1	2,076.3	1,253.1
Deferred amounts and other assets[1,2,3,4,5]	1,210.6	1,692.5	1,182.0	1,653.5
Intangible assets[5]	210.0	302.5	212.0	302.4
Goodwill[5]	389.8	737.4	388.0	725.1
Future income taxes[5]	144.7	146.3	186.7	187.3

	20,798.4	28,358.9	19,907.4	26,270.9

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	72.7	72.8	545.6	545.5
Accounts payable and other[2,3,5]	2,896.3	4,259.7	2,213.8	3,195.1
Interest payable[5]	87.0	122.3	89.1	109.8
Current maturities of long-term debt[4]	872.2	872.2	605.2	632.7
Current portion of non-recourse debt[2,5]	66.0	297.6	61.1	60.9

	3,994.2	5,624.6	3,514.8	4,544.0
Long-term debt[3]	7,205.2	7,263.7	7,729.0	7,771.7
Non-recourse long-term debt[2,5]	1,491.7	4,678.4	1,508.4	4,337.2
Other long-term liabilities[2,4,5]	274.2	598.6	253.9	479.2
Future income taxes[1,2,3,4,5]	1,100.7	1,679.9	975.6	1,545.7
Non-controlling interests[5]	656.7	2,475.2	650.5	2,355.2

	14,722.7	22,320.4	14,632.2	21,033.0

Shareholders' Equity
Share capital
Preferred shares	125.0	125.0	125.0	125.0
Common shares	3,128.3	3,128.3	3,026.5	3,026.5
Contributed surplus	33.9	–	25.7	–
Retained earnings	3,209.7	3,176.8	2,537.3	2,504.4
Additional paid in capital	–	77.8	–	69.6
Accumulated other comprehensive loss[3,4]	(266.9)	(315.1)	(285.0)	(333.3)
Reciprocal shareholding	(154.3)	(154.3)	(154.3)	(154.3)

	6,075.7	6,038.5	5,275.2	5,237.9

	20,798.4	28,358.9	19,907.4	26,270.9

1
Future Income Taxes

Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. At June 30, 2008, a deferred tax liability of $581.7 million (December 31, 2007 – $572.7 million) is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Regulated companies following the taxes payable method are not required to record this additional tax liability under Canadian GAAP. To recover the additional deferred income taxes recorded under U.S. GAAP through the ratemaking process, it would be necessary to record incremental revenue of $799.2 million (2007 – $785.6 million).

2
Accounting for Joint Ventures

U.S. GAAP requires the Company's investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if

16      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

  the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders' equity.

3
Accumulated Other Comprehensive Loss

The only Canadian – U.S. GAAP difference in accumulated other comprehensive loss is the underfunded status of the pension and OPEB plans. The Company estimates that approximately $1.1 million related to pension and OPEB plans at June 30, 2008 will be reclassified into earnings during the next 12 months.

Financial instruments are now recognized in Canadian GAAP in substantially the same manner as U.S. GAAP. As a result of the 2007 change in Canadian accounting, certain comparative balances have been reclassified for U.S. GAAP purposes, including the recognition of regulated non-financial instruments and offsetting regulatory liabilities as well as OCI from equity investees. In addition, transaction costs arising from the issuance of debt are now recorded net against the related long-term debt. For U.S. GAAP, these transaction costs are reclassified to deferred amounts and other assets.

4
Pension Funding Status

FAS 158, Employers' Accounting for Defined Pension and Other Postretirement Plans, requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. FAS 158 adjustments resulted in an increase in the net liability of $72.9 million (December 31, 2007 – $73.1 million) for the underfunded status of the plans, a decrease in deferred tax liability of $24.7 million (December 31, 2007 – $24.8 million) and an increase in accumulated other comprehensive loss of $48.2 million (December 31, 2007 – $48.3 million). As required by FAS 158, the Company will change the measurement date of its defined benefit pension plan from September 30 to December 31, effective this year.

5
Consolidation of a Limited Partnership

As a result of adopting EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, the Company is consolidating its 14.6% interest in Enbridge Energy Partners for U.S. GAAP purposes, resulting in an increase to both assets and liabilities of $7,145.5 million (December 31, 2007 – $5,932.7 million) and no changes to equity and earnings.

NEW ACCOUNTING STANDARDS

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value in the context of GAAP and expands the disclosure surrounding fair value measurement. In January 2008, the FASB deferred the implementation of this standard indefinitely for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. For financial assets and liabilities, the Company has adopted this standard on January 1, 2008.

Fair Value Option for Assets and Liabilities

In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard provides companies with an option to measure, at specified election dates, certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The Company has adopted this standard effective January 1, 2008, but has not elected to measure any financial assets or financial liabilities at fair value in accordance with the Statement.

ENBRIDGE INC.      -      2ND QUARTER 2008 FINANCIAL STATEMENTS      -       17

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